CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of December 2004

CITY TELECOM (H.K.) LIMITED

(Translation of registrant’s name into English)

13-16 Floors

Trans Asia Centre

18 Kin Hong Street

Kwai Chung

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

City Telecom (H.K.) Limited (the “Company”) is furnishing under cover of Form 6-K the following documents : (1) the Company’s annual report and audited accounts for the year ended August 31, 2004; and (2) a circular to the shareholders of the Company containing (i) information provided by the directors of the Company in connection with matters proposed to be resolved at the annual general meeting (“AGM”) of the Company to be held on December 29, 2004: the re-election of retiring directors, the renewal of general mandates to the Company’s directors to, on behalf of the Company, allot, issue or otherwise deal with, and to repurchase shares of the Company, the refreshment of the 10% general limit on the grant of options under the Company’s share option          scheme(s), the proposed grant of options to two directors and amendments to the Company’s articles of association; and (ii) a notice of the AGM together with a form of proxy for the AGM.

SIGNATURE

Pursuant to the requirements of section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CITY TELECOM (H.K.) LIMITED

By:	/s/ Corinna Sio
Name: Title:	Corinna Sio Finance Director

Dated: December 9, 2004

Established in 1992, City Telecom (H.K.) Limited is a fast growing and innovative provider of residential and corporate fixed network and international telecommunications services in Hong Kong.

Its wholly-owned subsidiary, Hong Kong Broadband Network Limited,

is a major fixed telecom network services operator,

providing broadband Internet access, local telephony, IP-TV and corporate data services.

Since our establishment, the Group has aggressively marketed itself and its services to capitalize on the growth and deregulation of the Hong Kong telecommunications market.

City Telecom was listed on The Stock Exchange

of Hong Kong Limited (Stock Code : 1137) in August 1997

with an ADR Listing on the Nasdaq National Market (Ticker Symbol : CTEL)

in the US in November 1999.

In addition to the operations in Hong Kong, the Group also has branch offices in Canada and Guangzhou.

Pulling together with perseverance,

the Group has strived to achieve greater heights,

beyond our individual capabilities, against challenging market conditions.

Through long term investments and aggressive business strategy,

we are building a strong future and laying the foundation to become

Hong Kong’s preeminent integrated telecommunications services provider.

CONTENTS

02

Corporate Information

03

Corporate Structure

04

Statistical Review

05

Major Milestones and Events

08

Chairman’s Statement

12

Management’s Discussion and Analysis

16

Profile of Directors and Senior Management

20

Report of the Directors

30

Report of the Auditors

31

Consolidated Profit and Loss Account

32

Balance Sheets

34

Consolidated Statement of Changes in Equity

35

Consolidated Cash Flow Statement

37

Notes to the Accounts

76

Five Year Financial Summary

77

Information for U.S. Investors

CORPORATE

INFORMATION

FINANCIAL CALENDAR

Full-year Results

Announced on 23rd November 2004

Annual General Meeting

29th December 2004

LISTING

City Telecom (H.K.) Limited’s shares are listed under the Stock code “1137” on The Stock Exchange of Hong Kong Limited and in form of American Depositary Receipts (each representing 20 ordinary shares of the Company) on the Nasdaq National Market in U.S. under the ticker symbol “CTEL”.

Directors

Mr WONG Wai Kay, Ricky (Chairman)

Mr CHEUNG Chi Kin, Paul (Managing Director)

Mr CHONG Kin Chun, John

Ms FUNG So Mui, Fion

Ms SIO Veng Kuan, Corinna

Ms TO Wai Bing

Mr CHENG Mo Chi, Moses Δ #

Mr LEE Hon Ying, John *#

Dr CHAN Kin Man *#

Mr PEH Jefferson Tun Lu *#

Δ Non-executive director

* Independent non-executive directors

# Members of the Audit Committee

Registered Office

13th-16th Floors, Trans Asia Centre

18 Kin Hong Street

Kwai Chung, N.T., Hong Kong

Authorised Representatives

Mr WONG Wai Kay, Ricky

Mr CHEUNG Chi Kin, Paul

Company Secretary

Ms LEUNG Eva, LL.B.

Legal Adviser to the Company as to

Hong Kong Law

Sidley Austin Brown & Wood

39th Floor, Two International Finance Centre

8 Finance Street

Central, Hong Kong

Legal Adviser to the Company as to U.S. and Hong

Kong Law

Jones Day

31st Floor, Edinburgh Tower

The Landmark

15 Queen’s Road Central

Hong Kong

Auditors

PricewaterhouseCoopers

Certified Public Accountants

22nd Floor, Prince’s Building

Central, Hong Kong

Share Registrars

Computershare Hong Kong Investor Services Limited

46th Floor, Hopewell Center

183 Queen’s Road East, Wanchai

Hong Kong

American Depositary Bank

The Bank of New York

101 Barclay Street, 22nd Floor

New York, NY 10286 USA

Principal Bankers

Citibank, N.A.

48th Floor, Citibank Tower, Citibank Plaza

3 Garden Road, Central, Hong Kong

The Hongkong and Shanghai Banking Corporation Limited

HSBC Main Building

No.1 Queen’s Road Central, Hong Kong

CITY TELECOM (H.K) LIMITED

- 02 -

CORPORATE

STRUCTURE

* Principal subsidiaries of the

Company as at 31 August, 2004

ANNUAL REPORT 2004

- 03 -

STATISTICAL

REVIEW

TURNOVER
HK$000

2000	1,234,127
2001	1,016,634
2002	1,150,200
2003	1,298,909
2004	**1,169,880**

00
04

NUMBER OF REGISTERED BROADBAND SUBSCRIBERS

2000	1,600
2001	17,700
2002	130,000
2003	172,000
2004	**197,000**

00
04

NUMBER OF REGISTERED FIXED LINES (LOCAL TELEPHONY)

2002	21,000
2003	140,000
2004	**237,000**

02
04

NUMBER OF REGISTERED IP-TV SUBSCRIBERS

2004	**31,000**

04

NUMBER OF REGISTERED INTERNATIONAL TELECOMMUNICATIONS SUBSCRIBERS

2000	906,000
2001	982,400
2002	1,148,000
2003	1,589,000
2004	**1,916,000**

00
04

INTERNATIONAL TELECOMMUNICATIONS TRAFFIC VOLUME
Million Minutes

2000	505.4
2001	579.9
2002	915.9
2003	888.0
2004	**1,007.0**

00
04

TURNOVER BY PRINCIPAL ACTIVITIES

- 54% International Telecommunications Services
- 46% Fixed Telecommunications Network Services

TURNOVER BY GEOGRAPHICAL LOCATIONS

- 97.9% Hong Kong
- 2.1% Canada

CITY TELECOM (H.K) LIMITED

- 04 -

MAJOR

MILESTONES AND EVENTS

1992	May	City Telecom (H.K.) Ltd. was incorporated in Hong Kong
	September	888 International Calling Card Service was introduced

1993	June	Switching center was established in Buffalo, New York, USA

1994	January	Launch of 003 International Guarantee Fax Service
	September	Launch of GlobaLink International Calling Card Service

1997	January	Launch of IDD300 Calling Service
	February	City Telecom (Japan) Co. Ltd. was set up with General Type II License authorized by Ministry of Post and Telecommunications (MPT) in Tokyo, Japan
	March	Set up INC (the Specialized IDD Network for Corporations) for the corporate sector
	August	City Telecom was listed on the Stock Exchange of Hong Kong Limited

1998	February	Launch of International Simple Resale (ISR) Fax Service
	March	Launch of CTIm@il Web Mail Service
	May	City Telecom (Japan) obtained Special Type II license from MPT to provide ISR service in Japan
	June	Launch of CTInets Internet Access Service
	November	The first company to receive the license of ISR voice service in Hong Kong

1999	January	Launch of IDD1666 Direct Calling Service
	July	Launch of “Lifetime free” dial-up Internet service plan
	August	Launch of iChannel, a multi-media channel on the Internet
	November	ADR listing on the Nasdaq National Market of USA

2000	February	Hong Kong Broadband Network Limited (“HKBN”), a subsidiary of City Telecom obtained the Local Wireless FTNS license
	March	Launch of Broadband Internet services by HKBN

2001	May	CTI International awarded the Satellite-based Fixed Carrier license
	September	City Telecom Group’s 10th Anniversary

2002	March	City Telecom (H.K.) Limited awarded the Cable-based External FTNS license
	April	HKBN officially launched local VOIP telephony service HKBN upgraded to become a wireline-based FTNS licensee
	June	Launch of HKBN IDD0030 service HKBN was confirmed by Cisco Systems to have successfully established the largest Metro Ethernet IP network in the world

2003	August	HKBN officially launched our IP-TV pay-TV service

2004	July	HKBN launched corporate data services
	August	HKBN launched off-net residential VOIP service, namely, the Broadband Phone Service
	November	HKBN announced the launch of “BB100”, Hong Kong’s First l00Mbps residential broadband service, and the release of its 1Gbps residential broadband service by 2Q 2005

ANNUAL REPORT 2004

- 05 -

CHAPTER 1

PULLING TOGETHER

–

LOOKING AHEAD

OUR END-TO-END ALL-IP PLATFORM

PROVIDES US

WITH A STRONG FOUNDATION

IN TERMS OF CAPITAL INVESTMENT SAVINGS

AND OPERATING EXPENDITURE ADVANTAGES

BY ALLOWING US

TO LAYER MULTIPLE SERVICES

ON A SINGLE NETWORK.

CHAIRMAN’S

STATEMENT

FISCAL 2004 WAS A LANDMARK YEAR IN OUR COMPANY’S 12-YEAR HISTORY, IN THAT MONTHLY FIXED TELECOMMUNICATIONS NETWORK SERVICES (FTNS) REVENUE SURPASSED INTERNATIONAL TELECOMMUNICATIONS SERVICES (IDD) REVENUE IN EACH MONTH SINCE JULY 2004. WHILE OUR CONSOLIDATED GROUP PROFITS WERE DOWN SIGNIFICANTLY FROM A RECORD HIGH IN 2003, DUE TO LOWER IDD RETURNS AND DECISIVE FTNS INVESTMENTS, THE FUNDAMENTALS OF OUR FTNS BUSINESS ARE STRONGER THAN EVER. OUR EARLY RECOGNITION OF IDD BEING A DECLINING INDUSTRY AND INVESTMENT IN FTNS INFRASTRUCTURE SINCE 2000 IS NOW PAYING DIVIDENDS – 85% OF OUR NET FIXED ASSETS ARE NOW USED IN OUR FTNS BUSINESS.

After four years of hard work, our end-to-end all-IP network is almost complete. Our self-owned fiber now runs over 100,000 core kilometers and covers as far East as Tseung Kwan O to as far West as Tung Chung, and as far North as Yuen Long to as far South as Deep Water Bay. As a percentage of our total homes passed, wireless-LMDS backhaul has fallen from 60% to 28% during the year, which translates to an overall service quality improvement for our customers.

During the year, we grew our FTNS On-Network subscription base for local voice over IP, broadband Internet access and IP-TV to 465,000 as of 31st August 2004, up from 312,000 a year ago. Despite a five year late start, the CTI Group has become the largest alternative provider of residential voice and broadband services in Hong Kong.

CITY TELECOM (H.K) LIMITED

- 08 -

CHAIRMAN’S STATEMENT

Our Cisco-powered all-IP network is often showcased as one of the World’s largest Metro Ethernet deployments. Ethernet technology is well established in the global enterprise market, but we are one of the first to deploy this technology for the mass market.

In November 2004, HKBN launched our breakthrough “BB100” service that provides symmetric 100 Mbps Internet access for upstream and downstream. “BB100” service is a Hong Kong first for the residential market and is 16-155 times faster than the committed bandwidth currently offered by Hong Kong’s leading ADSL service provider. Over time, we plan to offer 100 Mbps as our standard offering.

As the Ethernet standard is defined for 10/100/1000 Mbps services, our upgrade from 10 Mbps to 100 Mbps involves minimal incremental capital expenditures and can be delivered to customers without the need to enter our customer premises. We believe that as bandwidth intensive applications develop over time, the capacity and cost advantages of our end-to-end Metro Ethernet over xDSL platforms will become more apparent to consumers.

While we have no intention to rest on our laurels, we are now confident that the major hurdles of our FTNS business plan have been overcome. With 1.2 million homes passed and 465,000 subscriptions, we believe our major business and technology risk hurdles are now behind us. Our “3D Growth Strategy” is essentially an extension of our now proven business execution:

•	Increase penetration within our existing network coverage,

•	Expand network coverage from 1.2 million to 1.6 million homes passed (75% of Hong Kong’s total homes) and from 600 to 1,200 corporate buildings,

•	Add new services on our IP platform such as local corporate data.

As one of the leading facilities-based operators in Hong Kong, CTI welcomes the Office of Telecommunications Authority (OFTA) mandate announced in July 2004 to phase out Type II unbundled network access by June 2008. Our end-to-end all-IP platform provides us with a strong foundation in terms of capital investment savings and operating expenditure advantages by allowing us to layer multiple services on a single network.

A review of our achievements would be incomplete without crediting our success to our staff. Since we commenced offering our FTNS services, we have seen our staff grow from 851 as of 31st August 2001 to 3,571 as of 31st August 2004, including the establishment of our 1,956 staff Guangzhou customer care centre. Our staff is young and dynamic, and they are the cornerstone of our corporate culture for innovation, value and being first to market.

At CTI, the senior management has majority economic ownership of our company and as such, the commitment to shareholder value is direct. Instead of short term performance targets, CTI’s management is committed to value creation over three to five year planning cycles. As a reflection of this philosophy, we have decided to forego declaration of a dividend payment for fiscal 2004, and use our available capital for the continued expansion of our IP network. With long term value in mind, we see rapidly changing technology as an opportunity to redefine the telecommunications landscape for the benefit of Hong Kong and our shareholders.

In conclusion, we believe that fiscal year 2004 will be viewed as the year that the CTI Group effectively made the transition from a primarily international telecommunications services operator to being a major facilities-based innovator. We look forward to building on this solid foundation in the coming years.

Wong Wai Kay, Ricky

Chairman

23rd November 2004

ANNUAL REPORT 2004

- 09 -

CHAPTER 2

PUTTING

THE RIGHT PIECES

TOGETHER

HAVING ESTABLISHED

A FIRM FOOTHOLD IN THE MASS MARKET,

WE WILL LOOK TOWARDS

EXPANDING OUR BRAND REPUTATION

TO INCLUDE

HIGHER VALUE ADDED SERVICES

AS WELL AS

ATTRACTIVE PRICING,

AND TO BUILD UPON

TRADITIONAL MASS MARKET FOCUS.

MANAGEMENT’S

DISCUSSION AND ANALYSIS

FINANCIAL REVIEW

Results of Operation

	2004	2003
Year ended 31st August	HK$000	HK$000
Revenues
International telecommunications services (IDD)	627,978	875,802
Fixed telecommunications network services (FTNS)	541,902	423,107

	1,169,880	1,298,909

Operating profit*	51,768	276,201
Finance costs	(175)	(601)

Profit before tax	51,593	275,600
Tax	(2,043)	(17,857)

Profit attributable to shareholders	49,550	257,743

EBITDA*
International telecommunications services	186,851	370,660
Fixed telecommunications network services	58,180	78,398

	245,031	449,058

*	Included USC adjustment for HK$31,689,000 and HK$84,119,000 for fiscal 2004 and 2003 respectively.

The 12 months ended 31st August 2004 was challenging in that the IDD business remained intensely competitive while the FTNS business had yet to mature enough to fully compensate for the decline in our IDD revenues. During the year, we aggressively marketed our FTNS services, and saw our subscription base increased from 312,000 to 465,000. Launched in May 2004, our “Dodo” Home Telephone with free appliance promotion was a success, and enabled us to capture significant market share. Within our 1.2 million homes passed, our 220,000 residential voice subscribers represent approximately 18% addressable market share which compares with the incumbent’s overall residential market share of approximately 70%. While customer acquisition costs dragged down our earnings this year, we expect each subscriber to generate a positive free cash flow over the lifetime of their 2-3 year fixed term contracts. Furthermore, the voice subscriptions form a base for us to up-sell our multiple service offerings such as IDD, broadband Internet access, IP-TV and CTIMall.

Profit attributable to shareholders was HK$50 million for this year, representing a drop of 81% compared to HK$258 million last year. We received a USC rebate of HK$32 million in fiscal 2004, compared to a USC rebate of HK$84 million in fiscal 2003.

We have historically paid higher aggregate USC fees to PCCW-HKT based on provisional rates stipulated by OFTA than the rates ultimately determined by OFTA to be due, and therefore have received a USC refund in each year since 2002. However, the uncertainty surrounding OFTA’s calculation of the USC charge means that we cannot be sure whether we will receive such refunds in future periods, or what the size of any such refunds may be.

Total revenue fell 10% to HK$1,170 million, due to the fall in our IDD revenues. The 28% increase in our FTNS revenues to HK$542 million was not sufficient to offset the 28% decrease in our IDD revenue to HK$628 million. However, our revenue mix has improved with contribution from the FTNS segment now at 46% for this year, compared to 33% last year. FTNS revenues have surpassed IDD revenues in each month since July 2004.

CITY TELECOM (H.K) LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

The FTNS segment, with fixed contract terms and higher gross profit margins, helped to maintain our gross profit margin (excluding the USC rebate) at a healthy level of 69%, unchanged versus last year, despite a significant fall in IDD profitability.

Total operating costs for our IDD business (excluding the USC rebate) dropped by 20% to HK$503 million in fiscal 2004 compared to HK$626 million in fiscal 2003. For FTNS, total operating costs increased by 34% to HK$653 million compared to HK$488 million last year. The major drivers of the FTNS cost increase were a 51% increase in marketing costs to HK$156 million together with HK$44 million in start-up costs incurred by our IP-TV business to reach commercial status.

As a result of the above, our operating profit (excluding the USC rebate) was HK$20 million this year, down from HK$192 million profit last year. Our IDD business recorded a 49% decrease in operating profit to HK$130 million in fiscal 2004 from HK$255 million in fiscal 2003 while our FTNS business increased its operating loss to HK$110 million from a loss of HK$63 million in fiscal 2003.

Excluding USC rebates of HK$32 million and HK$84 million, net profit attributed to shareholders for fiscal 2004 and fiscal 2003 was HK$18 million and HK$174 million respectively.

Liquidity and Capital Resources

As of 31st August 2004, the Group had cash and bank balances of approximately HK$290 million and outstanding borrowings of HK$119 million. Capital expenditure incurred during the year was HK$410 million, the majority of which, approximately HK$393 million, was invested in our local fixed telecommunications network. Our network development will require ongoing capital expenditure, and we are exploring various options to meet this requirement.

A summary of our outstanding borrowing as of 31st August 2004 and 31st August 2003 follows:

	31 August 2004	31 August 2003
	HK$000	HK$000
Repayable within one year	32,503	18,174
Repayable in the second year	20,000	—
Repayable in the third to fifth year	60,000	—
Repayable after the fifth year	6,667	—

Total	119,170	18,174

The currency denomination for the borrowings was as follows:

	31 August 2004	31 August 2003

	HK$000	HK$000
Hong Kong Dollars
– Secured	100,000	—

Japanese Yen
– Secured	19,170	18,174

Total	119,170	18,174

ANNUAL REPORT 2004

MANAGEMENT’S DISCUSSION AND ANALYSIS

As of 31st August 2004, all of our outstanding borrowings bore floating interest rates except for a HK$100,000,000 long-term bank loan for which we entered into an interest rate swap arrangement to hedge the associated interest rate risk. As our cash and bank balances exceeded all outstanding borrowings as of 31st August 2004, no gearing ratio has been presented.

Charge on group assets

As of 31st August 2004, the HK$100,000,000 long-term bank loan was secured by a fixed and floating charge over all assets of Hong Kong Broadband Network Limited, our wholly owned subsidiary. A short-term bank loan of HK$19,170,000 was secured by a bank deposit of the same amount. In addition, certain bank guarantees provided to suppliers and to utility vendors in lieu of payment of utility deposits were secured by pledged bank deposits of US$800,000 and HK$1,395,000, and a charge over an investment with a market value of US$468,000 as of 31st August 2004 (compared to pledged bank deposits of HK$11,434,000 as of 31st August 2003).

Exchange rates

During the year, the Group was not affected to any significant extent by fluctuations in exchange rates.

Contingent liabilities

As of 31st August 2004, the Group had total contingent liabilities in respect of guarantees provided to suppliers of HK$6,295,000 (compared to HK$7,812,000 as of 31st August 2003) and to utility vendors in lieu of payment of utility deposit of HK$3,622,000 (compared to HK$3,622,000 as of 31st August 2003).

BUSINESS REVIEW

Fixed Telecommunications Network Services (FTNS)

During fiscal year 2004 we grew our subscription base for local voice over IP, broadband and IP-TV by 153,000 to a total of 465,000 subscribers. Our key focus for the year was to establish a strong foothold in the voice segment as the incumbent operator became more aggressive in signing its voice customers to 12-18 month retention programs. During the year, we modified voice acquisition strategy from being focused principally on price to emphasizing our quality of service, and signing our customers to longer term service contracts of 24-36 months. While this acquisition strategy may have a cost to us in the near term, we believe it will pay dividends in the longer term with lower churn rates and lower retention costs, as well as set the foundation for up-selling of additional services over time.

For our broadband and local voice over IP services, we managed a respectable positive EBITDA of HK$98 million in fiscal 2004, a 24% growth compared to fiscal 2003, and increased our average contract lock-up periods. However, our start-up IP-TV service incurred an EBITDA loss of HK$39 million as the subscriber base has yet to reach critical mass to cover the fixed costs attributable to our IP-TV services.

Local Voice over IP, Broadband Internet access and IP-TV Subscriptions

(‘000)	31st August 2003	31st August 2004	YoY%	Monthly Additions
Subscriptions
Broadband	172	197	19%	2.1
Local Voice over IP	140	237	167%	8.1
IP-TV	—	31	na	2.6

Total subscriptions (‘000)	312	465	69%	12.8

CITY TELECOM (H.K) LIMITED

MANAGEMENT’S DISCUSSION AND ANALYSIS

International Telecommunications Services (IDD)

Despite aggressive pricing strategies employed by our competitors, CTI maintained a 21% market share in terms of outgoing volume. CTI carried a total 1,007 million IDD minutes, which is a 13% increase over 888 million minutes delivered last year. The top three routes accounted for 82% of total traffic with China at 70%, USA at 7% and Canada at 5%. Serious market competition drove down the tariff rate by 37% year on year to an average of HK$0.62 per minute in fiscal 2004. However, the rate of decline in average IDD rates has slowed in the second half of fiscal 2004.

PROSPECTS

With our all-IP network foundation now in place, our efforts in 2005 and 2006 will be to focus on executing our committed expansion of home-pass coverage from 1.2 million to 1.6 million (approximately 75% of Hong Kong’s total households) and corporate buildings from 600 to 1,200. Our November launch of “BB100” broadband Internet service, which provides symmetric 100 Mbps access, showcases our inherent network advantages over xDSL and cable modem networks. Having established a firm foothold in the mass market, we will look towards expanding our brand reputation to include higher value added services as well as attractive pricing, and to build upon our traditional mass market focus.

Our corporate business segment may not command as much public profile as our residential service, but is a core contributor of our overall business. With a strategic focus on Small-to-Medium-Enterprises (SME), our dedicated corporate team of over 400 staff services 60,000 active accounts that contribute 43% of our total IDD revenues. Working in partnership with our primary vendors Cisco Systems and Nortel Networks, our corporate team endeavors up-sell higher value added services such as IP-Centrex to our corporate clients.

To date, our subscriber acquisition strategy has focused on new customers using either the broadband or local voice over IP service as an initial entry point into the home. Now that we have accumulated a registered base of 1.9 million registered accounts and over 500,000 active accounts using our service, we intend to cultivate this database with proactive up selling services, by leveraging our Guangzhou call center capabilities. In this regard, we believe our investment in our Guangzhou call center will significantly lower our subscriber acquisition costs.

Delivery and management of content is a critical element in our broadband strategy. We are pleased by the progress of our IP-TV operation which has grown from an upstart of 40 staff at the beginning of fiscal year 2004 to a critical mass of 160 currently. With a Chinese language centric content offering for the mass market, we hope to simulate overall Pay-TV penetration and to nurture closer cultural integration between Hong Kong and China.

EMPLOYEE RELATIONS

As of 31st August 2004, the CTI Group had approximately 3,571 permanent full-time employees, of which 1,598 were stationed in Hong Kong and 1,956 were located in Guangzhou. The total staff related cost was approximately HK$227 million for fiscal year 2004. CTI Group offers remuneration packages consisting of basic salary, bonus and other benefits. Bonus payments are discretionary and dependent on performance of both CTI Group and the individual employee. In addition to the comprehensive medical and life insurance coverage, CTI Group provides share options as well as competitive retirement benefits.

To improve the quality and productivity of our personnel, we offer over 70 types of training programs and learning activities. These include programs that focus on our technology, business operations and management skills, and total participation amounted over 17,560 man-days in fiscal 2004.

ANNUAL REPORT 2004

PROFILE

OF DIRECTORS AND

SENIOR MANAGEMENT

EXECUTIVE DIRECTORS

Mr WONG Wai Kay, Ricky, aged 42, is the co-founder and chairman of the Company. He is responsible for our overall strategic planning and management. Mr Wong holds a bachelor’s degree in science from the Chinese University of Hong Kong and has over 19 years’ experience in the telecommunications and computer industries. Mr Wong has worked at a major US-listed computer company as a marketing representative and was responsible for the marketing and the distribution of computer products in Hong Kong from 1985 to 1989. He was also a co-founder and director of a company principally engaged in the import and distribution of computer systems in Canada prior to co-founding of the Group. Mr Wong is a first cousin of Mr Cheung Chi Kin, Paul, our managing director.

Mr CHEUNG Chi Kin, Paul, aged 47 is the co-founder and managing director of the Company. He is responsible for our day-to-day operations and technological research, development and support activities. Mr Cheung graduated with a diploma of advanced programming and system concepts design from Herzing Institute, Canada. He has more than 24 years’ experience in the telecommunications and computer industries. Mr Cheung has worked in companies engaged in application software development and computer consultancy prior to co-founding of the Group. Mr Cheung is a first cousin of Mr Wong Wai Kay, Ricky, the chairman of the Company.

Mr CHONG Kin Chun, John, aged 42, is the director of the corporate division. He is responsible for sales, marketing and servicing development of the Group’s international telecommunications services, internet products, and fixed telecom network services for business and corporate customers. Mr Chong joined the Group in February 1996 and holds a bachelor’s degree in arts from the University of Hong Kong. Mr Chong worked as a general manager overseeing product management and the sales force of a listed telecommunications products company in Hong Kong from 1987 to 1996.

Ms FUNG So Mui, Fion, aged 41, is the director of business development. She holds a bachelor’s degree in business administration from the University of Wisconsin, Madison in the United States. Ms Fung is currently in charge of business planning and development of the Group. Prior to that she was responsible for the development of our fixed telecommunications network businesses, the expansion of network coverage in Hong Kong, regulatory affairs and other business development operations of the Group. Ms Fung worked as a research manager in a foreign-based executive recruitment firm in Hong Kong from 1986 to 1989. She joined the Group in October 1993.

Ms SIO Veng Kuan, Corinna, aged 37, is the finance director. She is in charge of the Group’s financial operations. Ms Sio joined the Group in January 1993 and is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a fellow member of Association of Chartered Certified Accountants. Ms Sio worked in the accounting department of various international banking corporations in Hong Kong from 1985 to 1992 prior to joining the Group.

Ms TO Wai Bing, aged 42, is the director in charge of international business, carrier business and building access liaison. She joined the Group in September 1998. Under the scope of carrier business, she is in charge of interconnection and business development with local fixed network operators, local mobile operators and other local carriers. Under the scope of building access liaison, she is responsible for liaison with building owners, housing authority and other building management authorities for approval of fibre access into the buildings. Ms To worked in Cable & Wireless HKT for 16 years after receiving her diploma and higher certificate in electronic engineering from the Hong Kong Polytechnic University. She is experienced in international business development and international network engineering including international network planning, quality and security. She has been appointed as the Executive Director since 4th October, 2000.

NON-EXECUTIVE DIRECTOR

Mr CHENG Mo Chi, Moses, aged 54, was re-designated as a non-executive director of the Company with effect from 30 September 2004. He was appointed as an independent non-executive director of the Company since 17 June 1997 and a member of the Audit Committee since its establishment on 22 March 1999. He is the senior partner of P. C. Woo & Co., a firm of solicitors and notaries in Hong Kong, the Founder Chairman of the Hong Kong Institute of Directors of which he is now the Honorary President and Chairman Emeritus, the Chairman of the Council and Court of the Hong Kong Baptist University and the Football Betting and Lotteries Commission. Mr Cheng was appointed a member of the Legislative Council of Hong Kong from 1991 to 1995.

INDEPENDENT NON-EXECUTIVE DIRECTORS

Dr CHAN Kin Man, aged 45, is an associate professor of the Department of Sociology of the Chinese University of Hong Kong specializing in the state-society relations in China and Hong Kong. He received a bachelor of social science degree from the Chinese University of Hong Kong in 1983 and a doctor of philosophy degree from Yale University in the US in 1995. Dr Chan has been the Director since June 1997.

CITY TELECOM (H.K) LIMITED

PROFILES OF DIRECTORS AND SENIOR MANAGEMENT

Mr LEE Hon Ying, John, aged 58, is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the Regional Director, Asia Pacific of Northrop Grumman – Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and a member of each of Institution of Electronic and Radio Engineers, the United Kingdom, and the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a master’s degree in information system from the Hong Kong Polytechnic University in 1992. In addition, he is the Territory Vice-president of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Chairperson of the Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr Lee has been a Director since June 1997.

Mr PEH Tun Lu, Jefferson, aged 45, is a director of Shriro Equipment Limited, a member of the Shriro Group. He is also a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. Mr Peh holds a Master degree in business from the University of Technology, Sydney. He has over 22 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr Peh has been a director of the Company since September 2004.

SENIOR MANAGEMENT

Ms CHOY Mei Yuk, Mimi, is the director of administration & human resources. Ms Choy holds a master’s degree in human resources management from Macquarie University, Australia. She joined the Group in 1998. Ms Choy has worked in the human resources field of various companies prior to joining the Group. She has over 10 years’ experience in administration and personnel management activities.

Ms LEUNG Eva, is the company secretary and in-house counsel of the Group. She graduated from the University of Hong Kong with a bachelor’s degree in laws and obtained her Master’s degree in Business Administration from the University of South Australia. Ms. Leung was admitted to practice as solicitor in Hong Kong.

Mr LEUNG Kim Ming, Sam, is the technical director of the Group. Mr Leung joined the Group in September 1992 and now he is responsible for the new development of telecommunications network, Internet and pay-TV services. Mr Leung has worked as a computer programmer in various computer software development companies prior to joining the Group.

Ms LEUNG Yau Man, Haily, is the director of IP-TV. Ms Leung joined the Group in April 2003 and is responsible for the overall planning and development of the Group’s IP-TV business. She graduated from the University of Hong Kong and holds a bachelor’s degree in arts. Prior to joining the Group, Ms Leung has worked in various large corporations including a television broadcaster, mobile company and a telecommunications company.

Mr LO Sui Lun, is the director of network development. He is responsible for the engineering and development of the Group’s fixed telecom network. He joined the Group in September 1998. Prior to joining the Group, Mr Lo worked for PCCW (formerly known as “Cable & Wireless HKT”) for 9 years, gaining experience in network planning and undersea cable investment. Mr Lo holds a bachelor’s degree in sciences in electronics from the Chinese University of Hong Kong and a master’s degree in business administration from the University of Strathclyde, U.K.

Ms SIN Siu Fun, Annie, is the director of customer service. Ms Sin joined the Group in February 1995 and holds a master’s degree in business administration from the University of Hull, the U.K. Ms Sin has over 11 years’ experience in the customer service field gained through employment at two major international hotel chains prior to joining the Group.

Mr LAI Ni Quiaque, is the director of corporate development. Mr Lai joined the Group in May 2004 and is responsible for overseeing the Group’s investor relations and corporate finance functions. Mr Lai has 12 years’ experience in telecommunications industry research and finance, being highly rated in this field. Prior to joining the Group, Mr Lai was Director and Head of Asia Telecom Research for Credit Suisse First Boston, having spent 8 years with the firm. Before that, Mr Lai held positions with Hongkong Telecom and Kleinwort Benson Securities (Asia). Mr Lai holds a Bachelor of Commerce degree from the University of Western Australia and is a qualified member of the Australian Society of CPAs.

Mr MOK King Man, Thomas, is the director of customer service in Hong Kong Broadband Network Limited. Mr Mok joined the Group in April 2002 and is responsible for all aspects of the daily operation of the Customer Service Department. He holds a Master degree in Human Resources Management from the Macquarie University and a Bachelor degree in Management and Economics from James Cook University and HK Baptist University respectively. He also holds a Diploma in Training Management from the Chinese University of Hong Kong. Prior to joining the Group, Mr Mok was the Senior Training Officer for MTR Corporation and having spent 5 years with the firm. Before that, Mr Mok held positions with AIA and HK Jockey Club.

Mr. YIM Chi Hang, Sunny, is the director of information technology. Mr. Yim joined the Group in August 2004 and is responsible for the planning and development of Information Services. He holds a Bachelor of Science degree in Computer Science from Laurentian University, Canada and a Master’s degree in Computer Science from Concordia University, Canada. Prior to joining the group, Mr. Yim has over 13 years’ experience in the IT and Telecom fields gained from multinational companies including DHL Worldwide Express and Singapore Technologies Group.

ANNUAL REPORT 2004

EPILOGUE

DELIVERING

THE

RESULTS

WITH LONG TERM VALUE IN MIND,

WE SEE RAPIDLY CHANGING TECHNOLOGY

AS AN OPPORTUNITY

TO REDEFINE

THE TELECOMMUNICATIONS LANDSCAPE

FOR THE BENEFIT OF HONG KONG

AND

OUR SHAREHOLDERS.

REPORT

OF THE DIRECTORS

The directors submit their report together with the audited accounts for the year ended 31st August 2004.

PRINCIPAL ACTIVITIES AND GEOGRAPHICAL ANALYSIS OF OPERATIONS

The principal activities of the Company and its subsidiaries (the “Group”) are the provision of fixed telecommunications network services and international telecommunications services to customers in Hong Kong and Canada.

An analysis of the Group’s performance for the year by business and geographical segments is set out in note 2 to the accounts.

RESULTS AND APPROPRIATIONS

The results of the Group for the year are set out in the consolidated profit and loss account on page 31 of the annual report.

An interim dividend of HK$0.015 (2003: HK$0.05) per ordinary share was paid to the shareholders of the Company on 28th June 2004 and the directors do not recommend the payment of a final dividend (2003: HK$0.075 per ordinary share) for the year ended 31st August 2004.

RESERVES

Movements in the reserves of the Group and the Company during the year are set out in note 23 to the accounts.

DONATIONS

Charitable and other donations made by the Group during the year amounted to HK$291,000 (2003: HK$1,060,000).

FIXED ASSETS

Details of the movements in fixed assets of the Group are set out in note 15 to the accounts.

SHARE CAPITAL, WARRANTS AND SHARE OPTIONS

Details of the movements in share capital, warrants and share options of the Company are set out in note 22 to the accounts.

DISTRIBUTABLE RESERVES

Distributable reserves of the Company as at 31st August 2004, calculated in accordance with section 79B of the Hong Kong Companies Ordinance, amounted to approximately HK$295,592,000 (2003: HK$350,298,000).

FIVE YEAR FINANCIAL SUMMARY

A summary of the results and of the assets and liabilities of the Group for the last five financial years is set out on page 76 of the annual report.

PURCHASE, SALE OR REDEMPTION OF LISTED SECURITIES

The Company has not redeemed any of its listed securities during the year. Neither the Company nor any of its subsidiaries has purchased or sold any of the Company’s listed securities during the year.

CITY TELECOM (H.K) LIMITED

REPORT OF THE DIRECTORS

GROUP’S BORROWINGS

The Group’s borrowings as at 31st August 2004 and 31st August 2003 are repayable in the following periods:

	Bank loans
	2004	2003
	HK$’000	HK$’000
On demand or not exceeding one year	32,503	18,174
More than one year but not exceeding two years	20,000	—
More than two years	66,667	—

	119,170	18,174

DIRECTORS

The directors during the year and up to the date of this report were:

Executive directors

Mr Wong Wai Kay, Ricky (Chairman)

Mr Cheung Chi Kin, Paul (Managing Director)

Mr Chong Kin Chun, John

Ms Fung So Mui, Fion

Ms Sio Veng Kuan, Corinna

Ms To Wai Bing

Non-executive director

Mr Cheng Mo Chi, Moses#	(Re-designated from an independent non-executive director to a non-executive director on 30th September 2004)
Independent non-executive directors

Mr Lee Hon Ying, John#
Dr Chan Kin Man#
Mr Peh Jefferson Tun Lu#	(Appointed on 1st September 2004)

#	Audit Committee members

In accordance with Articles 96 and 99 of the Company’s Articles of Association, Mr. Lee Hon Ying, John shall retire by rotation and, being eligible, offers himself for re-election at the forthcoming annual general meeting.

In accordance with Article 92 of the Company’s Articles of Association, Mr. Peh Jefferson Tun Lu shall hold office until the forthcoming annual general meeting. A resolution will be proposed for the re-appointment of Mr. Peh at the said meeting.

The Company received confirmation of independence from each of the independent non-executive director pursuant to Rule 3.13 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the “Listing Rules”) and the Company still considers the independent non-executive directors to be independent.

ANNUAL REPORT 2004

REPORT OF THE DIRECTORS

DIRECTORS’ SERVICE CONTRACTS

There is no unexpired service contract which is not determinable by the Company within one year without payment of compensation (other than statutory compensation) of the directors proposed for re-election and re-appointment at the forthcoming annual general meeting.

DIRECTORS’ INTERESTS IN CONTRACTS OF SIGNIFICANCE

No contracts of significance in relation to the Group’s business to which the Company or any of its subsidiaries was a party and in which a director of the Company had a material interest, whether directly or indirectly, subsisted at the end of the year or at any time during the year.

BIOGRAPHICAL DETAILS OF DIRECTORS AND SENIOR MANAGEMENT

Brief biographical details of the directors and senior management are set out on page 16 of the annual report.

CONNECTED TRANSACTION

The Company disposed the entire issued share capital of City Telecom (Japan) Co., Ltd. which constituted a connected transaction of the Company in July 2003. As at 31st August 2004, the Company had received approximately HK$814,000 from the purchaser, Takua Corporation. Details of the transaction have been disclosed in the annual report 2003 and a press announcement dated 15th July 2003 published by the Company.

DIRECTORS’ INTERESTS IN SHARES AND UNDERLYING SHARES

At 31st August 2004, the interests of the directors and chief executive of the Company in the shares and underlying shares of the Company and its associated corporations (within the meaning of Part XV of the Securities and Futures Ordinance (the “SFO”)), as recorded in the register maintained by the Company required to be kept under Section 352 of the SFO or as otherwise notified to the Company and The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) were as follows:–

(a)	Long positions in ordinary shares of HK$0.1 each of the Company (the “Shares”)

	Number of Shares
Name of director	Personal interests	Corporate interests	Family interests	Total interests	Percentage interests
Mr Wong Wai Kay, Ricky	11,250,000	319,862,999 Note (1)(i) and (ii)	2,428,000 Note (2)	333,540,999	54.63%
Mr Cheung Chi Kin, Paul	10,508,000	318,516,999 Note (1)(i)	—	329,024,999	53.89%
Mr Chong Kin Chun, John	1,574,000	—	—	1,574,000	0.26%
Ms Sio Veng Kuan, Corinna	1,450,000	—	—	1,450,000	0.24%
Ms Fung So Mui, Fion	1,964,000	—	—	1,964,000	0.32%
Ms To Wai Bing	398,000	—	—	398,000	0.07%

CITY TELECOM (H.K) LIMITED

REPORT OF THE DIRECTORS

Notes:

(1)	The corporate interests of Mr Wong Wai Kay, Ricky and Mr Cheung Chi Kin, Paul arise through their respective interests in the following companies:

(i)	318,516,999 Shares are held by Top Group International Limited (“Top Group”) which is owned as to approximately 35% each by Mr Wong and Mr Cheung; the interests of Top Group in the Company is also disclosed under the section “Substantial Shareholders” of this report.

(ii)	1,346,000 Shares are held by Bullion Holdings Limited which is wholly owned by Mr Wong.

(2)	2,428,000 Shares are jointly owned by Mr Wong and his spouse.

(b)	Long positions in underlying shares - share options

None of the Directors had interests in share options of the Company as at 31st August 2004.

(c)	Long positions in derivative to ordinary shares of HK$0.1 each of the Company - warrants

None of the Directors held any warrants of the Company as at 31st August 2004.

Save as disclosed above, none of the directors or chief executive (including their spouse and children under 18 years of age) had any interests or short positions in the shares, underlying shares and derivative to ordinary shares of the Company and its associated corporations (within the meaning of Part XV of the SFO) as recorded in the register required to be kept under Section 352 of the SFO or as otherwise notified to the Company and the Stock Exchange pursuant to the Model Code.

SHARE OPTION SCHEMES

The Company operates a share option scheme (the “2002 Share Option Scheme”) which was adopted by shareholders of the Company on 23rd December 2002 which the directors may, at their discretion, invite eligible participants to take up options to subscribe for Shares subject to the terms and conditions stipulated therein.

The Company also has an old share option scheme (the “1997 Share Option Scheme”) adopted by shareholders on 12th July 1997 which was terminated on 23rd December 2002 upon the adoption of the 2002 Share Option Scheme. Upon termination, no further options can be granted under the 1997 Share Option Scheme but the provisions of such scheme in all other respects remain in force and all options granted prior to termination continue to be valid and exercisable.

A summary of each of the share option schemes operated by the Company is as follows:

(a)	2002 Share Option Scheme

(1)	Purpose

To grant options to the eligible participants as incentives and rewards for their contribution to the Company or its subsidiaries.

(2)	Eligible Participants

Eligible participants include employees, executives or officers (including executive, non-executive and independent non-executive directors) of the Company or any of its subsidiaries, suppliers and professional advisers of the Group.

(3)	The total number of securities available for issue

The total number of shares which may be issued upon exercise of options to be granted under the scheme shall not exceed 10% of the shares in issue on the date of adoption of the 2002 Share Option Scheme. As at the date of this annual report, the number of shares available for issue in respect thereof is 29,632,066 shares, representing approximately 5% of the issued share capital of the Company as at the date of the annual report.

The shares which may be issued upon exercise of all outstanding options to be granted and yet to be exercised under the 2002 Share Option Scheme and any other share option scheme(s) of the Company at any time shall not exceed 30% of the shares in issue from time to time. No options shall be granted under any scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

ANNUAL REPORT 2004

REPORT OF THE DIRECTORS

(4)	The maximum entitlement of each participant under the scheme

The total number of shares shall be issued upon exercise of the options granted under the 2002 Share Option Scheme and any other share option scheme(s) of the Company (including exercised, cancelled and outstanding options) to each participant in any 12-month period up to and including the date of grant shall not exceed 1% of the shares in issue as at the date of grant.

(5)	The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the board of directors at its absolute discretion and no option may be exercised more than 10 years from the date of grant.

(6)	The minimum period for which an option must be held before it can be exercised

The board of directors is empowered to impose, at its discretion, any minimum period that an option must be held at the time of grant of any particular option.

(7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid

Acceptance of the option must be made within 30 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

(8)	The basis of determining the exercise price

The board of directors shall determine the exercise price of each option offered but in any event shall not be less than the highest of: (a) the official closing price of the shares of the Company on the date of offer as quoted in the Stock Exchange; (b) the average of the closing price of the shares of the Company for the 5 business days immediately preceding the date of offer as quoted in the Stock Exchange; and (c) the nominal value of the shares of the Company.

(9)	The remaining life of the scheme

The 2002 Share Option Scheme is valid and effective from 23rd December 2002, being the date of adoption, and shall end on the tenth anniversary of such date (both days inclusive).

(10)	Details of the share options granted under the 2002 Share Option Scheme during the year are as follows:–

Participants	Date of grant	Exercise price per share		Exercisable period	Vesting period	No. of options outstanding as at 1st September 2003	Options granted during the year	Closing price immediately before the date of grant		No. of options outstanding as at 31st August 2004
Others	3rd June 2004	HK$	1.47	1st May 2005 to 2nd June 2014	1st May 2005 to 1st May 2006	—	6,000,000	HK$	1.47	6,000,000

Total							6,000,000			6,000,000

CITY TELECOM (H.K) LIMITED

REPORT OF THE DIRECTORS

(11)	In assessing the value of the share options granted during the year ended 31st August 2004, the Black-Scholes option pricing model (the “Black-Scholes Model”) has been used. The Black- Scholes Model is one of the most generally accepted methodologies used to calculate the value of options and is one of the recommended option pricing models as set out in Chapter 17 of the Listing Rules. The variables of the Black-Scholes Model include expected life of the options, risk-free interest rate, expected volatility and expected dividend of the shares of the Company.

In assessing the value of the share options granted during the year, the following variables have been applied to the Black Scholes Model:

Measurement Date	3rd June 2004

Variables

Expected life	5 years
Risk-free rate	3.78%
Expected volatility	59.04%
Expected dividend yield	1.02%

The above variables were determined as follows:

(i)	The expected life is estimated to be 5 years from the date of grant (the “Measurement Date”).

(ii)	The risk-fee rate represents the yield of the Hong Kong Exchange Fund Notes corresponding to the expected life of the options as at the Measurement Date.

(iii)	The expected volatility represents the annualised standard deviation of the continuously compounded rates of return on the shares of the Company for the last twelve months from the Measurement Date.

(iv)	A dividend yield of 1.02% has been assumed.

Using the Black-Scholes Model in assessing the value of share options granted during the year, the fair value is estimated at HK$0.7 per share option.

In assessing the aggregate value of the share options, no adjustment has been made for possible future forfeiture of the options. No charge is recognised in the profit and loss account in respect of the value of options granted during the year. The share options granted will be recognised in the balance sheet at the time when the share options are exercised.

The Black-Scholes Model, applied for determination of the estimated value of the share options granted under the 2002 Share Option Scheme, was developed for use in estimating the fair value of traded options that are fully transferable and have no vesting restrictions. Such an option pricing model requires input of highly subjective assumptions, including the expected stock volatility. As the Company’s share options have characteristics significantly different from those of traded options, changes in subjective inputs may materially affect the estimated fair value of the options granted.

(b)	1997 Share Option Scheme

(1)	Purpose

To grant options to the employees as incentives for their contribution to the Company or its subsidiaries.

(2)	Eligible Participants

Eligible participants include employees of the Company or any of its subsidiaries including (without limitation) any executive director of the Company or any of its subsidiaries.

ANNUAL REPORT 2004

REPORT OF THE DIRECTORS

(3)	The total number of securities available for issue

The total number of shares which may be issued upon exercise of options which may be granted under the scheme and any other share option scheme(s) should not exceed 10% of the shares in issue (excluding any shares allotted and issued pursuant to this scheme) from time to time. The shares to be issued upon exercise of all outstanding options granted under the scheme were 600,000 shares, representing approximately 0.1% of the issued share capital of the Company as at the date of the annual report.

(4)	The maximum entitlement of each participant under the scheme

No option may be granted to any one employee which, if exercised in full, would result in such employee becoming entitled to subscribe, and in aggregate with the total number of shares already issued and issuable to him, over 25% of the aggregate number of shares issued and issuable under the 1997 Share Option Scheme.

(5)	The period within which the shares must be taken up under an option

The period during which an option may be exercised will be determined by the board of directors and such period may commence on a day after the date of acceptance and in any event shall end not later than 10 years from 12th July 1997, being the date of adoption.

(6)	The minimum period for which an option must be held before it can be exercised

There was no minimum period for which an option must be held before it can be exercised as specified in the 1997 Share Option Scheme but the board of directors may determine to require the employee to undertake to hold the option on the terms on which the option is to be granted.

(7)	The amount payable on application or acceptance of the option and the period within which payments or calls must or may be made or loans for such purposes must be paid

Acceptance of the option must be made within 28 days after the date of offer and HK$1.00 must be paid as a consideration for the grant of option.

(8)	The basis of determining the exercise price

The board of directors shall determine the exercise price which will be the higher of: (a) a price being not less than 80% of the average closing price of the shares of the Company for the 5 trading days immediately preceding the date of offer; and (b) the nominal value of the shares of the Company.

(9)	The remaining life of the scheme

The 1997 Share Option Scheme was valid and effective for a period of 10 years commencing on its date of adoption on 12th July 1997 and such scheme was terminated upon the adoption of the 2002 Share Option Scheme on 23rd December 2002. Upon termination, no further options can be granted under the 1997 Share Option Scheme but the provisions of such scheme in all other respects remain in force and all options granted prior to termination continue to be valid and exercisable in accordance with the 1997 Share Option Scheme.

CITY TELECOM (H.K) LIMITED

REPORT OF THE DIRECTORS

(10)	Details of the outstanding share options and share options exercised under the 1997 Share Option Scheme during the year are as follows:–

Participants	Date of grant	Exercise price per share		Exercisable period	No. of options outstanding as at 1st September 2003	Options exercised during the year	No. of options outstanding as at 31st August 2004
Employees in aggregate	3rd September 1998	HK$	0.26	3rd September 2000 to 11th July 2007	790,000	600,000	190,000
	10th September 1999	HK$	2.10	10th September 1999 to 11th July 2007	60,000	—	60,000
	20th October 2000	HK$	0.58	2nd June 2001 to 11th July 2007	390,000	40,000	350,000

Total					1,240,000	640,000	600,000

Notes:

(i)	The weighted average closing price of the Shares of the Company immediately before the dates of exercise was HK$3.03 per share.

(ii)	No options under the 1997 Share Option Scheme were granted, cancelled or lapsed during the year ended 31st August 2004.

(iii)	All outstanding options are immediately exercisable.

DIRECTORS’ RIGHTS TO ACQUIRE SHARES OR DEBENTURES

Save as disclosed under the section “Share Option Schemes” in this report, at no time during the year was the Company or any of its subsidiaries a party to any arrangements to enable the directors and/or the chief executive of the Company to acquire benefits by means of the acquisition of shares in, or debentures of, the Company or any other body corporate.

SUBSTANTIAL SHAREHOLDERS

As at 31st August 2004, the interests and short positions of the persons, other than the directors or chief executive of the Company, in the shares and underlying shares of the Company as recorded in the register maintained by the Company required to be kept under Section 336 of the SFO were as follows:-

Name	Interests in Shares in long positions	Percentage interests
Top Group International Limited	318,516,999	52.17%
EK Investment Management Limited	67,050,000	10.98%

Save as disclosed above, the Company had not been notified of any persons having any interests or short positions in the shares and underlying shares of the Company as recorded in the register required to be kept under Section 336 of the SFO.

MANAGEMENT CONTRACTS

No contracts concerning the management and administration of the whole or any substantial part of the business of the Company were entered into or existed during the year.

ANNUAL REPORT 2004

REPORT OF THE DIRECTORS

MAJOR CUSTOMERS AND SUPPLIERS

The aggregate percentage of sales for the year attributable to the Group’s five largest customers is less than 30% of total sales for the year and therefore no disclosure with regard to major customers are made. The percentage of purchases for the year attributable to the Group’s major suppliers are as follows:

	2004	2003
	%	%
Purchases
– the largest supplier	36	46
– five largest suppliers combined	70	95

None of the directors, their associates or any shareholder (which to the knowledge of the directors own more than 5% of the Company’s issued share capital) had an interest in the major suppliers noted above.

SUFFICIENCY OF PUBLIC FLOAT

On the basis of information that is publicly available to the Company and within the knowledge of the directors, the Company has maintained a sufficient public float as required under the Listing Rules during the year.

COMPLIANCE WITH THE CODE OF BEST PRACTICE

None of the directors of the Company is aware of any information which would indicate that the Group is not, or was not, in compliance with the Code of Best Practice as set out in Appendix 14 of the Listing Rules during the accounting year covered by this annual report.

CODE OF CONDUCT FOR SECURITIES TRANSACTIONS BY DIRECTORS

The Company has adopted the Model Code of the Listing Rules as the code of conduct for securities transactions by directors of the Company. Having made specific enquiry of all directors, the directors have complied with the required standard as set out in the Model Code during the year.

REMUNERATION COMMITTEE

A remuneration committee (the “Remuneration Committee”) was established to ensure the supervision of the remuneration packages payable by the Company to the executive directors of the Company. The Remuneration Committee comprises Mr Lee Hon Ying, John, Mr Cheng Mo Chi, Moses, Dr Chan Kin Man, the finance director and the director of administration and human resources. The Remuneration Committee is responsible for reviewing and evaluating the remuneration packages of the executive directors and making recommendations to the board of directors from time to time.

CITY TELECOM (H.K) LIMITED

REPORT OF THE DIRECTORS

AUDIT COMMITTEE

The Audit Committee has reviewed with management the accounting principles and practices adopted by the Group and discussed auditing, internal controls and financial reporting matters including a review of the audited annual accounts for the year. The Audit Committee comprises Mr Lee Hon Ying, John (the Chairman of the Audit Committee), Dr Chan Kin Man, Mr Peh Jefferson Tun Lu who are the independent non-executive directors of the Company and Mr Cheng Mo Chi, Moses, the non-executive director of the Company.

AUDITORS

The accounts have been audited by PricewaterhouseCoopers who shall retire, and being eligible, offer themselves for re-appointment at the forthcoming annual general meeting of the Company.

On behalf of the Board

Wong Wai Kay, Ricky

Chairman

Hong Kong, 23rd November 2004

ANNUAL REPORT 2004

REPORT

OF THE AUDITORS

AUDITORS’ REPORT TO THE SHAREHOLDERS OF CITY TELECOM (H.K.) LIMITED

(incorporated in Hong Kong with limited liability)

We have audited the accounts on pages 31 to 75 which have been prepared in accordance with accounting principles generally accepted in Hong Kong.

RESPECTIVE RESPONSIBILITIES OF DIRECTORS AND AUDITORS

The Hong Kong Companies Ordinance requires the directors to prepare accounts which give a true and fair view. In preparing accounts which give a true and fair view it is fundamental that appropriate accounting policies are selected and applied consistently.

It is our responsibility to form an independent opinion, based on our audit, on those accounts and to report our opinion solely to you, as a body, in accordance with section 141 of the Hong Kong Companies Ordinance, and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report.

BASIS OF OPINION

We conducted our audit in accordance with Statements of Auditing Standards issued by the Hong Kong Institute of Certified Public Accountants. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the accounts. It also includes an assessment of the significant estimates and judgements made by the directors in the preparation of the accounts, and of whether the accounting policies are appropriate to the circumstances of the Company and the Group, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance as to whether the accounts are free from material misstatement. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the accounts. We believe that our audit provides a reasonable basis for our opinion.

OPINION

In our opinion, the accounts give a true and fair view of the state of affairs of the Company and the Group as at 31st August 2004 and of the Group’s profit and cash flows for the year then ended and have been properly prepared in accordance with the Hong Kong Companies Ordinance.

PricewaterhouseCoopers

Certified Public Accountants

Hong Kong, 23rd November 2004

CITY TELECOM (H.K) LIMITED

CONSOLIDATED

PROFIT AND LOSS ACCOUNT

For the year ended 31st August 2004

		2004		2003
	Note	HK$’000		HK$’000
				As restated
Turnover	2		1,169,880		1,298,909
Cost of services provided	3		(331,408)		(322,753)

Gross profit			838,472		976,156
Other revenues	2		6,421		7,536
Other operating expenses	4		(793,125)		(704,796)
Loss on disposal of a subsidiary	2(c)		—		(2,695)

Operating profit	5		51,768		276,201
Finance costs	6		(175)		(601)

Profit before taxation			51,593		275,600
Taxation	7		(2,043)		(17,857)

Profit attributable to shareholders	8		49,550		257,743

Dividends	9		54,947		30,234

Basic earnings per share	10	HK$	8.1 cents	HK$	46.6 cents

Diluted earnings per share	10	HK$	8.1 cents	HK$	41.9 cents

ANNUAL REPORT 2004

BALANCE

SHEETS

As at 31st August 2004

		Group		Company
		2004	2003	2004	2003
	Note	HK$’000	HK$’000	HK$’000	HK$’000
			As restated		As restated
Goodwill	14	2,131	3,196	—	—
Fixed assets	15	1,158,875	945,952	157,407	176,441
Investments in subsidiaries	16	—	—	708,428	619,990
Other investments	17	25,604	23,370	21,954	23,370
Long term bank deposit	18	15,600	15,580	15,600	15,580
Long term receivables	2(c) & 31	6,206	—	356	—
Deferred tax assets	24	229	—	—	—
Deferred expenditure	19	21,563	—	—	—
Current assets
Accounts receivable	20	134,849	94,080	24,275	32,011
Other receivables, deposits and prepayments	2(c)	44,029	34,714	13,060	17,720
Pledged bank deposits	29	26,805	29,608	20,565	1,812
Cash and bank balances		247,517	402,034	199,643	370,686

		453,200	560,436	257,543	422,229

Current liabilities
Amounts due to subsidiaries		—	—	10,000	11,794
Accounts payable	21	122,459	113,384	72,577	77,484
Other payables and accrued charges		188,605	164,552	24,113	51,294
Deposits received		17,983	19,908	11,093	12,502
Current portion – deferred services income		35,288	10,172	29,222	16,111
Taxation payable		1,173	22,895	1,271	22,523
Short-term bank loan – secured	29(c)	19,170	18,174	19,170	18,174
Current portion – long - term bank loan-secured	25	13,333	—	—	—

		398,011	349,085	167,446	209,882

Net current assets		55,189	211,351	90,097	212,347

		1,285,397	1,199,449	993,842	1,047,728

CITY TELECOM (H.K) LIMITED

BALANCE SHEETS

As at 31st August 2004

		Group		Company
		2004	2003	2004	2003
	Note	HK$’000	HK$’000	HK$’000	HK$’000
			As restated		As restated
Financed by:
Share capital	22	61,057	60,496	61,057	60,496
Reserves	23	1,114,641	1,118,679	913,943	967,042

Shareholders’ funds		1,175,698	1,179,175	975,000	1,027,538
Non-current liabilities
Deferred tax liabilities	24	18,891	20,274	18,842	20,190
Long-term deferred services income		4,141	—	—	—
Long-term bank loan-secured	25	86,667	—	—	—

		1,285,397	1,199,449	993,842	1,047,728

On behalf of the Board Wong Wai Kay, Ricky	Cheung Chi Kin, Paul

Director	Director

ANNUAL REPORT 2004

CONSOLIDATED

STATEMENT OF CHANGES IN EQUITY

For the year ended 31st August 2004

		2004	2003
	Note	HK$’000	HK$’000
			As restated
Total equity as at 1st September 2003 and 2002, as previously reported		1,184,449	910,183
Effect of changes in accounting policies – provision for net deferred tax liabilities		(5,274)	(5,195)

Total equity as at 1st September 2003 and 2002, as restated		1,179,175	904,988

Exchange adjustments on translation of the accounts of overseas subsidiaries	23	(248)	(200)
Exchange reserve transferred to profit and loss account upon disposal of a subsidiary	23	—	1,469

Net (loss)/gains not recognised in the consolidated profit and loss account		(248)	1,269

		1,178,927	906,257
Profit attributable to shareholders	23	49,550	257,743
2003 interim dividends paid	23	—	(30,234)
2003 final dividends paid	23	(45,789)	—
2004 interim dividends paid	23	(9,158)	—
Issue of shares		2,168	45,409

Total equity as at 31st August		1,175,698	1,179,175

CITY TELECOM (H.K) LIMITED

CONSOLIDATED

CASH FLOW STATEMENT

For the year ended 31st August 2004

		2004	2003
	Note	HK$’000	HK$’000
Net cash inflow generated from operations	26(a)	228,757	434,962
Interest paid		(175)	(559)
Interest element of finance leases		—	(42)
Hong Kong profits tax paid		(24,011)	(18,107)
Overseas tax paid		(808)	(1,754)

Net cash inflow from operating activities		203,763	414,500

Investing activities
Increase in long term bank deposits		—	(15,580)
Decrease/(increase) in pledged bank deposits		2,803	(24,608)
Interest received		3,753	3,163
Purchases of fixed assets		(410,046)	(250,209)
Proceeds from disposal of fixed assets		1,146	1,552
Disposal of a subsidiary, net of cash disposed	26(c)		(582)
Purchase of other investments		(3,900)	(23,370)

Net cash outflow from investing activities		(406,244)	(309,634)

Net cash (outflow)/inflow before financing		(202,481)	104,866

ANNUAL REPORT 2004

CONSOLIDATED CASH FLOW STATEMENT

For the year ended 31st August 2004

		2004	2003
	Note	HK$’000	HK$’000
Financing
Issue of new shares	26(b)	2,168	45,409
Bank loan drawn down	26(b)	100,000	—
Repayment of loan from a former minority shareholder		—	(22,500)
Repayment of capital element of finance leases	26(b)	—	(2,949)
Dividends paid		(54,947)	(30,234)

Net cash inflow/(outflow) from financing		47,221	(10,274)

(Decrease)/increase in cash and cash equivalents		(155,260)	94,592
Cash and cash equivalents at 1st September		383,860	290,403
Effect of foreign exchange rate changes		(253)	(1,135)

Cash and cash equivalents at 31st August		228,347	383,860

Analysis of the balances of cash and cash equivalents
Cash and bank balances		107,517	88,119
Bank deposits		140,000	313,915

		247,517	402,034
Short-term bank loan – secured		(19,170)	(18,174)

		228,347	383,860

CITY TELECOM (H.K) LIMITED

NOTES

TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES

The principal accounting policies adopted in the preparation of these accounts are set out below:

(a) Basis of preparation

The accounts have been prepared in accordance with accounting principles generally accepted in Hong Kong and comply with accounting standards issued by the Hong Kong Institute of Certified Public Accountants (“HKICPA”). They have been prepared under the historical cost convention except that, as disclosed in the accounting policies below, other investments are stated at fair value.

In the current year, the Group adopted revised Statements of Standard Accounting Practice (“SSAP”) 12, “Income Taxes”, issued by the HKICPA which is effective for accounting periods commencing on or after 1st January 2003. The change to the Group’s accounting policy and the effect of adopting this new policy are set out in note 1(1) below.

(b) Group accounting

(i) Consolidation

The consolidated accounts include the accounts of the Company and its subsidiaries made up to 31st August. Subsidiaries are those entities in which the company, directly or indirectly, controls the composition of the board of directors, controls more than half the voting power or holds more than half of the issued share capital.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated profit and loss account from the effective date of acquisition or up to the effective date of disposal, as appropriate.

All significant inter-company transactions and balances within the Group are eliminated on consolidation.

The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Group’s share of its net assets together with any unamortised goodwill or negative goodwill or goodwill/negative goodwill taken to reserves and which was not previously charged or recognised in the consolidated profit and loss account.

Minority interests represent the interests of outside shareholders in the operating results and net assets of subsidiaries.

In the Company’s balance sheet the investments in subsidiaries are stated at cost less provision for impairment losses. The results of subsidiaries are accounted for by the Company on the basis of dividends received and receivable.

(ii) Translation of foreign currencies

Transactions in foreign currencies are translated at exchange rates ruling at the transaction dates. Monetary assets and liabilities expressed in foreign currencies at the balance sheet date are translated at rates of exchange ruling at the balance sheet date. Exchange differences arising in these cases are dealt with in the profit and loss account.

For consolidation purposes, the balance sheets of subsidiaries expressed in foreign currencies are translated at the rates of exchange ruling at the balance sheet date whilst the profit and loss accounts are translated at an average rate for the year. Exchange differences are dealt with as a movement in reserves.

(c) Goodwill

Goodwill represents the excess of the cost of an acquisition over the fair value of the Group’s share of the identifiable net assets of the acquired subsidiary at the date of acquisition.

Goodwill on acquisitions that occurred prior to 1st September 2001 was written off against reserves. Goodwill on acquisitions occurring on or after 1st September 2001 is separately shown on the consolidated balance sheet and is amortised using the straight-line method over its estimated useful life. Goodwill arising on major strategic acquisitions of the Group to expand its product or geographical market coverage is amortised over a period of not more than 20 years.

Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount and any write-down is accounted for in the profit and loss account.

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(d) Fixed assets

Fixed assets are stated at cost less accumulated depreciation and accumulated impairment losses.

Leasehold land is depreciated over the period of the lease while other tangible fixed assets are depreciated at rates sufficient to write off their costs less accumulated impairment losses over their estimated useful lives on a straight-line basis. The principal annual rates are as follows:

Leasehold land	2%

Leasehold buildings	2%

Furniture, fixtures and fittings	25%

Telecommunications, computer and office equipment	7% - 25%

Auto-diallers	25%

Motor vehicles	25%

Depreciation of leasehold improvements is calculated to write off their cost less accumulated impairment losses over the unexpired periods of the leases or their expected useful lives to the Group whichever is shorter.

Major costs incurred in restoring fixed assets to their normal working condition are charged to the profit and loss account. Improvements are capitalised and depreciated over their expected useful lives to the Group.

At each balance sheet date, both internal and external sources of information are considered to assess whether there is any indication that fixed assets are impaired. If any such indication exists, the recoverable amount of the asset is estimated and where relevant, an impairment loss is recognised to reduce the asset to its recoverable amount. Such impairment losses are recognised in the profit and loss account.

The gain or loss on disposal of a fixed asset is the difference between the net sales proceeds and the carrying amount of the relevant asset, and is recognised in the profit and loss account.

(e) Assets held under leases

(i) Finance leases

Leases that substantially transfer to the Group all the risks and rewards of ownership of assets are accounted for as finance leases. Finance leases are capitalised at the inception of the leases at the lower of the fair value of the leased assets or the present value of the minimum lease payments. Each lease payment is allocated between capital and finance charges so as to achieve a constant rate on the capital balances outstanding. The corresponding rental obligations, net of finance charges, are included in long-term liabilities. The finance charges are charged to the profit and loss account over the lease periods.

Assets held under finance leases are depreciated over the shorter of lease periods or their estimated useful lives.

(ii) Operating leases

Leases where substantially all the risks and rewards of ownership of assets remain with the leasing company are accounted for as operating leases. Payments made under operating leases net of any incentives received from the leasing company are charged to the profit and loss account on a straight-line basis over the lease periods.

(f) Other investments

Other investments are carried at fair value. At each balance sheet date, the net unrealised gains or losses arising from the changes in fair value of other investments are recognised in the profit and loss account. Profits or losses on disposal of other investments, representing the difference between the net sales proceeds and the carrying amounts, are recognised in the profit and loss account as they arise.

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(g) Deferred expenditure

Customer acquisition costs incurred to obtain long term service agreements with customers are deferred and amortised on a straight line basis over the period of the underlying service subscription agreements executed with the customers. All other related advertising and marketing costs are charged to the profit and loss account as incurred.

(h) Accounts receivable

Provision is made against accounts receivable to the extent they are considered to be doubtful. Accounts receivable in the balance sheets are stated net of such provision.

(i) Cash and cash equivalents

Cash equivalents are stated at cost, which approximates fair value because of the short-term maturity of these instruments. For the proposes of the cash flow statement, cash and cash equivalents are short-term highly liquid investments, which are readily convertible into cash and have original maturity of three months or less at the date of acquisition, and short-term loans and overdrafts repayable within three months.

(j) Provisions

Provisions are recognised when the Group has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation, and a reliable estimate of the amount can be made. Where the Group expects a provision to be reimbursed, the reimbursement is recognised as a separate asset but only when the reimbursement is virtually certain.

(k) Employee benefits

(i) Employee leave entitlements

Employee entitlements to annual leave and long service leave are recognised when they accrue to employees. A provision is made for the estimated liability for annual leave and long-service leave as a result of services rendered by employees up to the balance sheet date.

Employee entitlements to sick leave and maternity or paternity leave are not recognised until the time of leave.

(ii) Profit sharing and bonus plans

Provisions for profit sharing and bonus plans due wholly within twelve months after balance sheet date are recognised when the Group has a present legal or constructive obligation as a result of services rendered by employees and a reliable estimate of the obligation can be made.

(iii) Retirement benefit costs

The Group contributes to defined contribution retirement schemes which are available to all employees. Contributions to the schemes by the Group and employees are calculated as a percentage of employees’ basic salaries. The retirement benefit scheme cost charged to the profit and loss account represents contributions payable by the Group to the fund. The Group’s contributions are reduced by contributions forfeited by those employees who leave the scheme prior to vesting fully in the contributions.

The assets of the scheme are held separately from those of the Group in an independently administered fund.

(l) Deferred taxation

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts. Taxation rates enacted or substantively enacted by the balance sheet date are used to determine deferred taxation.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(l) Deferred taxation (CONTINUED)

Deferred taxation is provided on temporary differences arising on investments in subsidiaries except where the timing of the reversal of the temporary difference can be controlled and it is probable that the temporary difference will not be reversed in the foreseeable future.

In prior years, deferred taxation was accounted for at the current taxation rate in respect of timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset was expected to be payable or recoverable in the foreseeable future. The adoption of the revised SSAP 12 represents a change in accounting policy, which has been applied retrospectively so that the comparatives presented have been restated to conform to the changed policy.

As detailed in Note 23 to the accounts, opening retained profits at 1st September 2002 and 2003 have been reduced by HK$5,195,000 and HK$5,274,000, respectively, which represents the unprovided net deferred tax liabilities as at the two dates, as a result of the change in accounting policy. In addition, the profit for the year ended 31st August 2003 has been reduced by HK$79,000.

(m) Contingent liabilities and assets

A contingent liability is a possible obligation that arises from past events and whose existence will only be confirmed by the occurrence or non-occurrence of one or more uncertain future events not wholly within the control of the Group. It can also be a present obligation arising from past events that is not recognised because it is not probable that an outflow of economic resources will be required or the amount of obligation cannot be measured reliably.

A contingent liability is not recognised but is disclosed in the notes to the accounts. When a change in the probability of an outflow occurs so that outflow is probable, they will then be recognised as a provision.

A contingent asset is a possible asset that arises from past events and whose existence will be confirmed only by the occurrence or non-occurrence of one or more uncertain events not wholly within the control of the Group.

Contingent assets are not recognised but are disclosed in the notes to the accounts when an inflow of economic benefits is probable. When inflow is virtually certain, an asset is recognised.

(n) Revenue recognition

(i)	Revenue for the provision of international telecommunications and fixed telecommunications network services is recognised, net of discounts, when the services are rendered.

(ii)	Revenue received in advance for the provision of international telecommunications services using calling cards is deferred and included under deferred services income, which is amortised based on the estimated actual usage by customers.

(iii)	Revenue received in advance for the provision of fixed telecommunications network services is deferred and included under deferred services income, which is amortised on a straight-line basis over the agreed period of time in accordance with the terms of the subscriber agreement.

(iv)	Interest income is recognised on a time proportion basis, taking into account the principal amounts outstanding and the interest rates applicable.

(o) Research and development costs

Research and development costs of new services and enhancements to existing services are charged to the profit and loss account as incurred.

(p) Borrowing costs

Borrowing costs that are directly attributable to the acquisition, construction or production of an asset that necessarily takes a substantial period of time to get ready for its intended use or sale are capitalised as part of the cost of that asset.

All other borrowing costs are charged to the profit and loss account in the year in which they are incurred.

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

1. PRINCIPAL ACCOUNTING POLICIES (CONTINUED)

(q) Segment reporting

In accordance with the Group’s internal financial reporting, the Group has determined that business segment be presented as the primary reporting format and geographical segment as the secondary reporting format.

Segment assets consist primarily of goodwill, fixed assets, receivables and operating cash. Segment liabilities comprise operating liabilities and exclude items such as taxation and certain corporate borrowings. Capital expenditure comprises additions to fixed assets.

In respect of geographical segment reporting, sales are reported based on the country in which the customer is located. Total assets and capital expenditure are reported based on where the assets are located.

(r) Barter transactions

When goods or services are exchanged or swapped for goods or services which are of a similar nature and value, the exchange is not regarded as a transaction which generates revenue. When goods are sold or services are rendered in exchange for dissimilar goods or services, the exchange is regarded as a transaction which generates revenue. The revenue is measured at the fair value of the goods or services received, adjusted by the amount of any cash or cash equivalents transferred. When the fair value of the goods or services received cannot be measured reliably, the revenue is measured at the fair value of the goods or services given up, adjusted by the amount of any cash or cash equivalents transferred.

(s) Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from these estimates.

2. TURNOVER, REVENUES AND SEGMENTAL INFORMATION

The Group is principally engaged in the provision of international telecommunications services and fixed telecommunications network services to customers in Hong Kong and Canada. Revenues recognised during the year are as follows:

	2004	2003
	HK$’000	HK$’000
Turnover
International telecommunications services	627,978	875,802
Fixed telecommunications network services (note d)	541,902	423,107

	1,169,880	1,298,909

Other revenues
Interest income	3,753	3,163
Other income	2,668	4,373

	6,421	7,536

Total revenues	1,176,301	1,306,445

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

2. TURNOVER, REVENUES AND SEGMENTAL INFORMATION (CONTINUED)

(a) Primary reporting format – business segments

The Group is organised on a worldwide basis into two business segments:

–	International telecommunications – provision of international long distance call services

–	Fixed telecommunications network – provision of dial up and broadband Internet access services, local voice-over-IP services and IP-TV services.

The Group’s inter-segment transactions mainly consist of provision of leased lines services. These transactions were entered into on similar terms as those contracted with third parties.

	2004
	International telecommuni-cations services	Fixed telecommuni -cations network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
Turnover
External sales	627,978	541,902	—	1,169,880
Inter-segment sales	5,682	30,183	(35,865)	—

	633,660	572,085	(35,865)	1,169,880

Segment results	161,463	(109,695)		51,768

Finance costs				(175)

Profit before taxation				51,593
Taxation				(2,043)

Profit attributable to shareholders				49,550

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

2. TURNOVER, REVENUES AND SEGMENTAL INFORMATION (CONTINUED)

(a) Primary reporting format – business segments (CONTINUED)

	2003
	International telecommunications services	Fixed telecommunications network services	Elimination	Group
	HK$’000	HK$’000	HK$’000	HK$’000
	As restated	As restated		As restated
Turnover
External sales	875,802	423,107	—	1,298,909
Inter-segment sales	15,302	26,449	(41,751)	—

	891,104	449,556	(41,751)	1,298,909

Segment results	341,588	(62,692)		278,896

Loss on disposal of a subsidiary				(2,695)
Finance costs				(601)

Profit before taxation				275,600
Taxation				(17,857)

Profit attributable to shareholders				257,743

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

2. TURNOVER, REVENUES AND SEGMENTAL INFORMATION (CONTINUED)

(a) Primary reporting format – business segments (CONTINUED)

	2004
	International telecommunications services	Fixed telecommunications network services	Group
	HK$’000	HK$’000	HK$’000
Segment assets	532,161	1,151,018	1,683,179
Unallocated assets			229

Total assets			1,683,408

Segment liabilities	128,304	340,172	468,476
Unallocated liabilities			39,234

Total liabilities			507,710

Capital expenditure	17,164	392,882	410,046
Depreciation	29,023	166,929	195,952
Goodwill amortisation charge	—	—	1,065

	2003
	International telecommunications services	Fixed telecommunications network services	Group
	HK$’000	HK$’000	HK$’000
			As restated
Total segment assets	674,066	874,468	1,548,534

Segment liabilities	157,524	150,492	308,016
Unallocated liabilities			61,343

Total liabilities			369,359

Capital expenditure	20,749	229,460	250,209
Depreciation	36,043	138,912	174,955
Goodwill amortisation charge	—	—	1,065

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

2. TURNOVER, REVENUES AND SEGMENTAL INFORMATION (CONTINUED)

(b) Secondary reporting format – geographical segments

Although the Group’s two business segments are managed on a worldwide basis, they operate in two main geographical areas:

–	Hong Kong – international telecommunications and fixed telecommunications network services

–	Canada – international telecommunications and fixed telecommunications network services

In presenting information on the basis of geographical segments, turnover and segment results are presented based on the geographical location of customers. Total assets and capital expenditure are presented based on the geographical location of the assets.

There were no sales between the geographical segments.

	2004
	Turnover	Segment results	Total assets	Capital expenditure
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,145,102	53,375	1,675,546	409,866
Canada	24,778	(1,607)	7,633	180

	1,169,880		1,683,179	410,046

Operating profit		51,768

Unallocated assets			229

Total assets			1,683,408

	2003
	Turnover	Segment results	Total assets	Capital expenditure
	HK$’000	HK$’000	HK$’000	HK$’000
Hong Kong	1,263,160	275,126	1,539,212	250,093
Japan	7,790	269	—	—
Canada	27,959	3,501	9,322	116

	1,298,909	278,896	1,548,534	250,209

Loss on disposal of a subsidiary		(2,695)

Operating profit		276,201

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

2. TURNOVER, REVENUES AND SEGMENTAL INFORMATION (CONTINUED)

(c)	During the year ended 31st August 2003, the Group’s operation in Japan was discontinued following the disposal of its subsidiary operating in Japan to a company wholly-owned by a relative of a director of the subsidiary (the “Purchaser”). The subsidiary was sold for a consideration of JPY30,000,000 (equivalent to HK$1,950,000) to be satisfied by the Purchaser in thirty monthly instalments which commenced on 15th July 2003. The disposal resulted in a loss of HK$2,695,000. The revenue and operating profit up to the date of disposal relating to the Japanese segment are disclosed above and are included in the international telecommunications services reporting segment.

As at 31st August 2004, a receivable balance of HK$1,136,000 was due from the Purchaser, of which HK$780,000 included in other receivables, deposits and prepayments is expected to be received within one year. The remaining HK$356,000 is included in long term receivables and is expected to be received after one year.

(d)	Revenue of fixed telecommunications network services for the year includes interconnection charges of HK$38,676,000 (2003: HK$6,090,000) receivable from several mobile operators for the usage of the fixed telecommunications network of the Group. The charges were determined using the available rates under the existing calculation model (fully distributed cost model) for interconnection charges between fixed and mobile operators, which are based on historical cost data of PCCW-HKT Telephone Limited (“PCCW-HKT”). In May 2004, the Office of the Telecommunications Authority (“OFTA”) confirmed to Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group that mobile operators should pay interconnection charges to fixed network operators in accordance with the existing charging principles under the relevant statements issued by OFTA. In August, 2004, OFTA agreed to make a determination under section 36A of the Telecommunications Ordinance to cover the level of mobile and fixed interconnection charges payable by one of the mobile operators to HKBN; and the effective date of the determined interconnection charges. We believe, based on the application of the existing calculation model to our cost structure, we will obtain the same rates applied to PCCW-HKT and this rate will be applicable to all other mobile operators.

3. COST OF SERVICES PROVIDED

The Group estimates the Universal Services Contributions (“USC”) payable to PCCW-HKT to fund the costs of network development in remote areas in Hong Kong and includes such estimated costs as part of the cost of its services. The OFTA periodically reviews the actual costs of such developments and revises the amounts owed to PCCW-HKT or to be refunded by it to the USC contributing parties.

Any sum received in advance from PCCW-HKT as an estimated refund of USC on a provisional basis, which is subject to the final confirmation and determination of the OFTA, is recorded in other payables and accrued charges in the Group’s and the Company’s balance sheet.

On 30th November 2002, the OFTA issued a statement (the “November 2002 Statement”) on the USC which confirmed the actual USC payable by USC contributing parties for the calender year 2000. As a result of the release of the November 2002 Statement, in February 2003, the Group received a refund of USC paid for the period from 1st January 2000 to 31st December 2000 of HK$40,585,606 and the amount was set off against the cost of services of the Group for the year ended 31st August 2003.

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

3. COST OF SERVICES PROVIDED (CONTINUED)

On 8th March 2003, the Group received in advance a sum of HK$56,488,570 from PCCW-HKT as a provisional refund of the USC paid for the period from 1st January 2001 to 30th June 2002 (“the Provisional Refund”). On 20th October 2003, OFTA issued another statement on the USC and confirmed the contribution level for calendar year 2001. Accordingly, HK$40,276,440 out of the Provisional Refund and an additional refund of approximately HK$3 million payable by PCCW-HKT to the Group for the calendar year 2001 were set off against the costs of services of the Group. In aggregate, the Group had set off against the costs of services of HK$84,119,117 in respect of USC Refund for the year ended 31st August 2003. The remaining HK$16,212,130 of the Provisional Refund received by the Company, being the provisional refund of the USC for the period from 1st January 2002 to 30th June 2002 which was subject to confirmation of the OFTA (“2002 Provisional Refund”) was included in other payables and accrued charges in the Group’s and the Company’s balance sheets as at 31st August 2003.

On 19th November 2004, the OFTA issued a statement on the USC and confirmed the actual contribution level for calendar year 2002. The 2002 Provisional Refund was confirmed. Additional refund payable by PCCW-HKT to the Group and related adjustments required to be made to the 2002 USC contribution charges were also determined. In aggregate, an amount of HK$31,688,696 was recorded as an off-set against the cost of services of the Group for the year ended 31st August 2004.

4. OTHER OPERATING EXPENSES

	2004	2003
	HK$’000	HK$’000
Advertising and marketing expenses	228,169	182,471
Amortisation of goodwill	1,065	1,065
Depreciation	195,952	174,955
Equipment rental	31	100
Loss on disposal of fixed assets	—	427
Office rental and utilities	23,781	19,792
Provision for doubtful debts	11,502	17,685
Staff costs (including directors’ emoluments) (Note 11)	226,650	220,350
Others	105,975	87,951

	793,125	704,796

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

5. OPERATING PROFIT

The operating profit is stated after crediting and charging the following:

	2004	2003
	HK$’000	HK$’000
Crediting
Net exchange gains	131	1,291
Gain on disposal of fixed assets	34	—
Reversal of costs of services accrued for in prior years	10,188	—

Charging
Amortisation of goodwill (Note 14)	1,065	1,065
Amortisation of deferred expenditure (Note 19)	1,828	—
Auditors’ remuneration	1,279	1,288
Depreciation of owned fixed assets	195,952	173,619
Depreciation of fixed assets held under finance leases	—	1,336
Loss on disposal of fixed assets	—	427
Operating lease charges in respect of land and buildings	8,084	6,481
Operating lease charges in respect of computer equipment	31	100
Provisions for doubtful debts	11,502	17,685
Research and development costs	5,962	2,622
Unrealised losses on other investments	1,696	—
Staff costs (including directors’ emoluments) (Note 11)	244,944	236,653
Less: staff costs capitalised as fixed assets	(18,294)	(16,303)

	226,650	220,350

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

6. FINANCE COSTS

	2004	2003
	HK$’000	HK$’000
Interest on bank loans and overdrafts	3,228	210
Interest element of finance leases	—	42
Interest paid to third parties	—	349

Total borrowing cost incurred	3,228	601

Less: amount capitalised as fixed assets
Interest capitalised	(2,553)	—
Other incidental borrowing costs	(500)	—

Total borrowing cost capitalised	(3,053)	—

	175	601

The entire sum of current year’s interest from the long-term bank loan (Note 25) is capitalised as fixed assets.

7. TAXATION

Hong Kong profits tax has been provided at the rate of 17.5% (2003: 17.5%) on the estimated assessable profit for the year. Taxation on overseas profits has been calculated on the estimated assessable profit for the year at the rates of taxation prevailing in the overseas countries in which the Group operates.

The amount of taxation charged to the consolidated profit and loss account represents:

	2004	2003
	HK$’000	HK$’000
		As restated
Current taxation:
– Hong Kong profits tax	1,537	15,300
– Overseas taxation	596	2,478
– Underprovisions in prior years	1,221	—
Deferred taxation relating to the origination and reversal of temporary differences (Note 24)	(1,311)	(1,814)
Deferred taxation resulting from an increase in tax rate (Note 24)	—	1,893

Taxation charge	2,043	17,857

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

7. TAXATION (CONTINUED)

The taxation on the Group’s profit before taxation differs from the theoretical amount that would arise using the taxation rate of the home country of the Company as follows:

	2004	2003
	HK$’000	HK$’000
		As restated
Profit before taxation	51,593	275,600

Calculated at the prevailing taxation rate of respective countries	9,696	48,520
Income not subject to taxation	(825)	(5,151)
Expenses not deductible for taxation purposes	730	5,584
Recognition of deferred tax assets on prior year’s tax losses, net of other temporary differences	(9,066)	(36,505)
Unrecognised tax losses	27	208
Underprovision in prior years	1,221	—
Increase in opening net deferred tax liabilities resulting from an increase in tax rate	—	1,893
Others	260	3,308

Taxation charge	2,043	17,857

8. PROFIT ATTRIBUTABLE TO SHAREHOLDERS

The profit attributable to shareholders is dealt with in the accounts of the Company to the extent of HK$241,000 (2003: HK$39,141,000).

9. DIVIDENDS

	2004	2003
	HK$’000	HK$’000
2003, Interim dividend, paid, of HK$0.05 per ordinary share	—	30,234
2003, Final dividend, paid, of HK$0.075 per ordinary share	45,789	—
2004, Interim dividend, paid, of HK$0.015 per ordinary share	9,158	—

	54,947	30,234

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

10. EARNINGS PER SHARE

	2004		2003
	HK$’000		HK$’000
			As restated
Profit attributable to shareholders		49,550		257,743

	No of shares in thousand		No of shares in thousand

Weighted average number of shares in issue		610,095		552,600
Incremental shares from assumed exercise of share options		604		7,112
Incremental shares from assumed exercise of warrants		3,666		55,390

Diluted weighted average number of shares		614,365		615,102

Basic earnings per share	HK$	8.1 cents	HK$	46.6 cents
Diluted earnings per share	HK$	8.1 cents	HK$	41.9 cents

11. STAFF COSTS (INCLUDING DIRECTORS’ EMOLUMENTS)

	2004	2003
	HK$’000	HK$’000
Wages and salaries	214,816	217,391
Unutilised annual leave	3,841	3,419
Retirement benefit costs – defined contribution plans (Note 12)	26,287	15,843
Less: staff costs capitalised as fixed assets	(18,294)	(16,303)

	226,650	220,350

Staff costs include directors’ emoluments but exclude staff costs of HK$10,952,918 (2003: Nil) captured in cost of services and HK$83,953,378 (2003: HK$67,489,976) captured in advertising and marketing expenses.

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

12. RETIREMENT BENEFIT COSTS

The Group contributes to a defined contribution retirement scheme, an Occupational Retirement Scheme (“the ORSO Scheme”), which is available to some of its employees. Under the ORSO Scheme, the employees are required to contribute 5% of their monthly salaries, while the Group’s contributions are calculated at 10% and 5% of the monthly salaries of senior management staff and all other staff respectively. The employees are entitled to 100% of the employer’s contributions after 10 years of completed service, or at a reduced scale after completion of 3 to 9 years’ service. Contributions to the ORSO Scheme are reduced by contributions forfeited by those employees who leave the ORSO Scheme prior to vesting fully in the Group’s contributions.

A mandatory provident fund scheme (the “MPF Scheme”) has been established under the Hong Kong Mandatory Provident Fund Scheme Ordinance in December 2000. The then existing employees of the Group in Hong Kong could elect to join the MPF Scheme, while all new employees joining the Group in Hong Kong from then onwards are required to join the MPF Scheme. Both the Group and the employees are required to contribute 5% of each individual’s relevant income with a maximum amount of HK$1,000 per month as a mandatory contribution. Employer’s mandatory contributions are 100% vested in the employees as soon as they are paid to the MPF Scheme. Employees may also elect to contribute more than the minimum as a voluntary contribution.

The retirement schemes for staff of the Group in other countries follow the local statutory requirements of the respective countries.

The aggregate employer’s contributions, net of forfeited contributions, which have been dealt with in the profit and loss account during the year are as follows:

	2004	2003
	HK$’000	HK$’000
Gross contributions	26,922	16,340
Less: forfeited contributions utilised to offset the Group’s contributions during the year	(635)	(497)

Net contributions charged to profit and loss account (Note 11)	26,287	15,843

At 31st August 2004, forfeited contribution available to offset future contributions by the Group to the schemes was HK$12,000 (2003: Nil).

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

13. DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS

(a) Directors’ remuneration

The aggregate amounts of emoluments payable to directors of the Company during the year are as follows:

	2004	2003
	HK$’000	HK$’000
Executive
Basic salaries, other allowances and benefits in kind	15,224	17,048
Discretionary bonuses	—	10,000
Allowances for directors’ quarters	2,608	1,319
Retirement benefit costs – defined contribution plans	1,568	1,461

	19,400	29,828
Independent non-executive
Fees	370	336

	19,770	30,164

During the year, the benefits arising from the exercise of share options granted to the directors amounted to Nil (2003: HK$17,655,000).

The emoluments of the directors fell within the following bands:

	Number of directors
	2004		2003
Nil – HK$1,000,000	4	[1]	3	[1]
HK$1,000,001 – HK$1,500,000	1		1
HK$1,500,001 – HK$2,000,000	1		1
HK$2,000,001 – HK$2,500,000	1		—
HK$3,000,001 – HK$3,500,000	—		1
HK$3,500,001 – HK$4,000,000	—		1
HK$6,000,001 – HK$6,500,000	1		—
HK$6,500,001 – HK$7,000,000	1		—
HK$9,500,001 – HK$10,000,000	—		2

[1]	Including three independent non-executive directors.

No director waived any emoluments in respect of the years ended 31st August 2003 and 2004.

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

13. DIRECTORS’ AND SENIOR MANAGEMENT’S EMOLUMENTS (CONTINUED)

(b) Five highest paid individuals

The five individuals whose emoluments were the highest in the Group for the year include four (2003: five) directors whose emoluments are reflected in the analysis presented above. The emoluments payable to the remaining one (2003: Nil) individual during the year are as follows:

	2004	2003
	HK$’000	HK$’000
Basic salaries, other allowances and benefits in kind	1,114	—
Discretionary bonuses	232	—
Retirement benefit costs – defined contribution plans	111	—

	1,457	—

The emoluments fell within the following band:

	Number of individual
	2004	2003
Emolument band
HK$1,000,001 – HK$1,500,000	1	—

14. GOODWILL – GROUP
		HK$’000
Cost at 31st August 2003 and 31st August 2004		5,326

Accumulated amortisation:
At 1st September 2003		2,130
Charge for the year (note 5)		1,065

At 31st August 2004		3,195

Net book amount:
At 31st August 2004		2,131

At 31st August 2003		3,196

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

15. FIXED ASSETS

	Group
	Leasehold land and buildings	Leasehold improve- ments	Furniture fixtures and fittings	Telecom- munications, computer and office equipment	Auto- diallers	Motor vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost:
At 1st September 2003	61,599	56,191	10,920	1,278,663	16,967	8,892	1,433,232
Additions	22,109	15,344	2,339	369,583	—	671	410,046
Disposals	—	(6,760)	—	(5,329)	—	(1,790)	(13,879)
Exchange adjustments	—	(76)	(21)	915	—	—	818

At 31st August 2004	83,708	64,699	13,238	1,643,832	16,967	7,773	1,830,217

Accumulated depreciation:
At 1st September 2003	3,494	21,271	7,507	432,589	16,429	5,990	487,280
Charge for the year	1,530	7,067	1,530	184,018	371	1,436	195,952
Disposals	—	(6,757)	—	(4,220)	—	(1,790)	(12,767)
Exchange adjustments	—	22	15	840	—	—	877

At 31st August 2004	5,024	21,603	9,052	613,227	16,800	5,636	671,342

Net book value:
At 31st August 2004	78,684	43,096	4,186	1,030,605	167	2,137	1,158,875

At 31st August 2003	58,105	34,920	3,413	846,074	538	2,902	945,952

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

15. FIXED ASSETS (CONTINUED)

	Company
	Leasehold land and buildings	Leasehold improve- ments	Furniture, fixtures and fittings	Telecom- munications, computer and office equipment	Auto- diallers	Motor vehicles	Total
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Cost:
At 1st September 2003	5,197	14,604	6,612	294,221	16,968	6,465	344,067
Additions	—	—	408	5,778	—	330	6,516
Disposals	—	(6,759)	—	(1,863)	—	(1,790)	(10,412)
Transfer from a subsidiary	—	—	—	—	—	420	420

At 31st August 2004	5,197	7,845	7,020	298,136	16,968	5,425	340,591

Accumulated depreciation:
At 1st September 2003	554	9,900	5,947	129,886	16,427	4,912	167,626
Charge for the year	104	1,012	584	22,898	371	820	25,789
Disposals	—	(6,756)	—	(1,852)	—	(1,789)	(10,397)
Transfer from a subsidiary	—	—	—	—	—	166	166

At 31st August 2004	658	4,156	6,531	150,932	16,798	4,109	183,184

Net book value:
At 31st August 2004	4,539	3,689	489	147,204	170	1,316	157,407

At 31st August 2003	4,643	4,704	665	164,335	541	1,553	176,441

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

15. FIXED ASSETS (CONTINUED)

The interests in leasehold land and buildings situated in Hong Kong at their net book values are analysed as follows:

	Group		Company
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Leases of between 10 to 50 years	78,684	58,105	4,539	4,643

16. INVESTMENTS IN SUBSIDIARIES

	Company
	2004	2003
	HK$’000	HK$’000
Unlisted investments, at cost (Note (a))	51,791	51,791
Amounts due from subsidiaries (Note (b))	656,637	568,199

	708,428	619,990

(a)	The following is a list of the principal subsidiaries at 31st August 2004:

Name		Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
	Attitude Holdings Limited	British Virgin Islands	Inactive	Ordinary US$1	100

	Automedia Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	[1]100

#	City Telecom (B.C.) Inc.	Canada	Provision of international telecommunications and dial- up internet access services in Canada	Common CAD501,000	100

#	City Telecom (Canada) Inc.	Canada	Maintenance of switching equipment and provision of operational services in Canada	Common CAD100	100

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

16. INVESTMENTS IN SUBSIDIARIES (CONTINUED)

Name		Place of incorporation	Principal activities and place of operations	Particulars of issued share capital	Percentage of interest held
#	City Telecom Inc.	Canada	Provision of international telecommunications and dial-up internet access services in Canada	Common CAD1,000	100

	City Telecom International Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$5,294	[1]100

	Credibility Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	[1]100

#	CTI Guangzhou Customer Services Co. Ltd. (translated from the registered name in Chinese)	The People’s Republic of China (“the PRC”)	Provision of administrative support services in the PRC	Paid in capital of HK$8,000,000	[1]100

	CTI Marketing Company Limited	Hong Kong	Provision of media marketing services in Hong Kong	Ordinary HK$10,000	100

	Golden Trinity Holdings Limited	British Virgin Islands	Investment holding in Hong Kong	Ordinary US$1	[1]100

	Hong Kong Broadband Network Limited	Hong Kong	Provision of international telecommunications and fixed telecommunications network services in Hong Kong	Ordinary HK$383,049	100

	IDD 1600 Company Limited	Hong Kong	Provision of international telecommunications services in Hong Kong	Ordinary HK$2	100

1	Shares held directly by the Company.
#	Subsidiaries not audited by PricewaterhouseCoopers. The aggregate net liabilities of the subsidiaries not audited by PricewaterhouseCoopers amounted to approximately 0.6% (2003: 0.4%) of the Group’s total assets.

(b)	The amounts due from subsidiaries are unsecured, interest-free and have no fixed terms of repayment.

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

17. OTHER INVESTMENTS

	Group		Company
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HKS’000
Debt securities, at fair value unlisted outside Hong Kong
secured (note 29(a)(ii))	3,650	—	—	—
unsecured	21,954	23,370	21,954	23,370

	25,604	23,370	21,954	23,370

18. LONG TERM BANK DEPOSIT - GROUP AND COMPANY

The balance is a ten-year US$2 million (2003: US$2 million) (equivalent to HK$15,600,000) deposit placed with a bank in which the Group receives a floating rate deposit interest while the principal amount is fully protected. An interest rate of 10% per annum has been guaranteed for the first year of placement in 2003. The deposit will be terminated once the cumulative interest reaches the predetermined accrued interest cap at 13% of principal amount or an aggregate sum of US$260,000 (equivalent to HK$2,028,000), or otherwise, will reach maturity on 22nd August 2013 when interest will be paid out at the guaranteed accrued interest rate of 13% or the aggregate interest amount of US$260,000 (equivalent to HK$2,028,000).

19. DEFERRED EXPENDITURE

	Group
	2004	2003
	HK$’000	HK$’000
Additions during the year	23,391	—
Less: Amortisation charge for the year (Note 5)	(1,828)	—

Balance at 31st August	21,563	—

Deferred expenditure represents costs incurred for premium given away to subscribers of the fixed line phone services offered by the Group, which is treated as customer acquisition costs and are amortised over the expected subscription period of the services.

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

20. ACCOUNTS RECEIVABLE

At 31st August 2004, the aging analysis of the accounts receivable balance was as follows:

	Group		Company
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Current – 30 days	72,528	82,138	21,959	30,615
31 – 60 days	17,593	7,870	1,190	885
61 – 90 days	8,691	4,072	1,126	511
Over 90 days	36,037	—	—	—

	134,849	94,080	24,275	32,011

The majority of the Group’s turnover is on open account. Customers are generally required to pay deposits or provide their credit card or other credit information to the Group before they subscribe for the Group’s services.

21. ACCOUNTS PAYABLE

At 31st August 2004, the aging analysis of the accounts payable was as follows:

	Group		Company
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Current – 30 days	31,175	25,446	11,414	14,082
31 – 60 days	27,253	26,786	11,488	10,491
61 – 90 days	13,130	11,254	6,620	10,077
Over 90 days	50,901	49,898	43,055	42,834

	122,459	113,384	72,577	77,484

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

22. SHARE CAPITAL

	Authorised (Ordinary shares of HK$0.10 each)
	2004		2003
	No. of shares	HK$’000	No. of shares	HK$’000
At 31st August 2003 and 31st August 2004	2,000,000,000	200,000	2,000,000,000	200,000

	Issued and fully paid (Ordinary shares of HK$0.10 each)
	2004		2003
	No. of shares	HK$’000	No. of shares	HK$’000
At 1st September	604,959,787	60,496	500,863,202	50,086
Exercise of share options (Note (a))	640,000	64	21,120,000	2,112
Exercise of warrants (Note (b))	4,973,574	497	82,976,585	8,298

At 31st August	610,573,361	61,057	604,959,787	60,496

(a)	During the year ended 31st August 2004, 600,000 shares were issued at a price of HK$0.26 per share and 40,000 shares were issued at a price of HK$0.58 per share, respectively to share option holders who had exercised their subscription rights. These shares so issued rank pari passu with the then existing shares in issue.
(b)	The Company effected a warrant issue at a price of HK$0.11 per warrant to certain qualifying shareholders (shareholders domiciled in Hong Kong) for cash during the year ended 31st August 2002. One warrant was offered for every five existing shares held on the date of record. The warrants entitle the holders to subscribe for ordinary shares of the Company (on a one to one basis) at a price of HK$0.40 per share (subject to adjustment), totalling HK$39,325,920 in cash at any time on or before 1st November 2004. If the warrants are fully exercised, the Company will be required to issue 98,314,800 additional shares. During the year, 4,973,574 (2003: 82,976,585) warrants were exercised for an equivalent number of shares and 3,635,439 (2003: 8,609,013) warrants were outstanding at year end. The shares so issued rank pari passu with the then existing shares in issue.

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

22. SHARE CAPITAL (CONTINUED)

(c) The movement of outstanding share options during the year was as follows:

Date of grant	3rd September 1998	10th September 1999	20th October 2000	3rd June 2004

Exercise price per share (HK$)	0.26	2.10	0.58	1.47
Number of Share Options outstanding at 1st September 2003	790,000	60,000	390,000	—
Granted	—	—	—	6,000,000
Exercised	(600,000)	—	(40,000)	—

Number of Share Options outstanding at 31st August 2004	190,000	60,000	350,000	6,000,000

All of the above share options (except the share options granted on 3rd June 2004) were granted under a share option scheme approved by the shareholders of the Company on 12th July 1997 (the “1997 Share Option Scheme”) and are immediately exercisable. The share options granted on 3rd June 2004 were granted under the 2002 Share Option Scheme as described below.

Each option entitles the holder to subscribe for shares at nominal value of HK$0.10 each in the Company at a predetermined exercise price.

At an Extraordinary General Meeting held on 23rd December 2002, a new share option scheme (the “2002 Share Option Scheme”) was approved by the shareholders of the Company and the 1997 Share Option Scheme was terminated on the same date. No further share option could be granted under the 1997 Share Option Scheme after the date of its termination, but all share options outstanding in respect of the 1997 Share Option Scheme as of 31st August 2004 shall continue to be exercisable in accordance with the terms of the 1997 Share Option Scheme.

During the year ended 31st August 2004, options were granted under the 2002 Share Option Scheme to an eligible participant for the subscription of 6,000,000 shares of the Company at an exercise price of HK$1.47 each.

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

23. RESERVES

	Group
	Share premium	Warrant reserve	Retained profits	Exchange reserve	Total reserves
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
			As restated		As restated
At 1st September 2002, as previously reported	572,656	9,089	278,390	(38)	860,097
Changes in accounting policy – provision for net deferred tax liabilities (Note 1(1))	—	—	(5,195)	—	(5,195)

At 1st September 2002, as restated	572,656	9,089	273,195	(38)	854,902
2003 interim dividends paid (Note 9)	—	—	(30,234)	—	(30,234)
Profit attributable to shareholders	—	—	257,743	—	257,743
Exercise of warrants	—	(8,231)	—	—	(8,231)
Premium on shares issued upon exercise of share options	10,106	—	—	—	10,106
Premium on shares issued upon exercise of warrants	33,124	—	—	—	33,124
Exchange reserve realised upon disposal of a subsidiary (Note 26(c))	—	—	—	1,469	1,469
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	(200)	(200)

At 31st August 2003	615,886	858	500,704	1,231	1,118,679

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

23. RESERVES (CONTINUED)

	Group
	Share premium	Warrant reserve	Retained profits	Exchange reserve	Total reserves
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
At 1st September 2003, as previous reported	615,886	858	505,978	1,231	1,123,953
Changes in accounting policy – provision for net deferred tax liabilities (Note 1(1))	—	—	(5,274)	—	(5,274)

At 1st September 2003, as restated	615,886	858	500,704	1,231	1,118,679
2003 final dividends paid (Note 9)	—	—	(45,789)	—	(45,789)
2004 interim dividends paid (Note 9)	—	—	(9,158)	—	(9,158)
Profit attributable to shareholders	—	—	49,550	—	49,550
Exercise of warrants	—	(493)	—	—	(493)
Premium on shares issued upon exercise of share options (Note 22(a))	115	—	—	—	115
Premium on shares issued upon exercise of warrants (Note 22(b))	1,985	—	—	—	1,985
Exchange adjustments on translation of the accounts of overseas subsidiaries	—	—	—	(248)	(248)

At 31st August 2004	617,986	365	495,307	983	1,114,641

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

23. RESERVES (CONTINUED)

	Company
	Share Premium	Warrant Reserve	Retained profits	Total reserves
	HK$’000	HK$’000	HK$’000	HK$’000
			As restated	As restated
At 1st September 2002, as previously reported	572,656	9,089	346,442	928,187
Changes in accounting policy – provision for net deferred tax liabilities	—	—	(5,051)	(5,051)

At 1st September 2002, as restated	572,656	9,089	341,391	923,136
2003 interim dividends paid (Note 9)	—	—	(30,234)	(30,234)
Profit attributable to shareholders	—	—	39,141	39,141
Exercise of warrants	—	(8,231)	—	(8,231)
Premium on shares issued upon exercise of share options	10,106	—	—	10,106
Premium on shares issued upon exercise of warrants	33,124	—	—	33,124

At 31st August 2003	615,886	858	350,298	967,042

At 1st September 2003, as previously reported	615,886	858	355,488	972,232
Changes in accounting policy – provision for net deferred tax liabilities	—	—	(5,190)	(5,190)

At 1st September 2003, as restated	615,886	858	350,298	967,042
2003 final dividends paid (Note 9)	—	—	(45,789)	(45,789)
2004 interim dividends paid (Note 9)	—	—	(9,158)	(9,158)
Profit attributable to shareholders	—	—	241	241
Exercise of warrants	—	(493)	—	(493)
Premium on shares issued upon exercise of share options (Note 22(a))	115	—	—	115
Premium on shares issued upon exercise of warrants (Note 22(b))	1,985	—	—	1,985

At 31st August 2004	617,986	365	295,592	913,943

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

24. DEFERRED TAXATION

Deferred taxation is calculated in full on temporary differences under the liability method using the taxation rates prevailing in respective countries in which the Group operates.

The movement on the deferred tax liabilities/(assets) account is as follows:

	Group		Company
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000
		As restated		As restated
At 1st September	20,274	20,195	20,190	20,051
Exchange differences	(301)	—	—	—
Deferred taxation (credited)/charged to profit and loss account
– relating to the origination and reversal of temporary differences (Note 7)	(1,311)	(1,814)	(1,348)	(1,741)
– resulting from an increase in tax rate (Note 7)	—	1,893	—	1,880

At 31st August	18,662	20,274	18,842	20,190

Deferred income tax assets are recognised for tax loss carry forwards to the extent that the related tax benefit through the utilisation of tax losses against the future taxable profits is probable. The Group has unrecognised tax losses of HK$40,573,000 at 31st August 2004 (2003: HK$80,577,000) to carry forward against future taxable income, these tax losses will expire in the following periods:

	Group
	2004	2003
	HK$’000	HK$’000
After 5 years	133	—
From 2 to 5 years	2,597	4,600
No expiry date	37,843	75,977

	40,573	80,577

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

24. DEFERRED TAXATION (CONTINUED)

The movement in deferred tax assets and liabilities (prior to offsetting of balances within the same taxation jurisdiction) during the year is as follows:

Deferred tax liabilities – Group	Accelerated depreciation allowances		Others		Total
	2004	2003	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
		As restated		As restated		As restated
At 1st September	110,925	84,978	—	—	110,925	84,978
Charged to profit and loss account	29,590	25,947	49	—	29,639	25,947
Exchange differences	(313)	—	—	—	(313)	—

At 31st August	140,202	110,925	49	—	140,251	110,925

Deferred tax assets – Group	Tax losses
	2004	2003
	HK$’000	HK$’000
		As restated
At 1st September	(90,651)	(64,783)
Credited to profit and loss account	(30,950)	(25,868)
Exchange differences	12	—

At 31st August	(121,589)	(90,651)

Deferred tax liabilities – Company	Accelerated depreciation allowances
	2004	2003
	HK$’000	HK$’000
		As restated
At 1st September	20,190	20,051
(Credited)/charged to profit and loss account	(1,348)	139

At 31st August	18,842	20,190

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

24. DEFERRED TAXATION (CONTINUED)

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to set off current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority. The following amounts, determined after appropriate offsetting, are shown in the balance sheet:

	Group		Company
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000
		As restated		As restated
Deferred tax assets	(229)	—	—	—
Deferred tax liabilities	18,891	20,274	18,842	20,190

	18,662	20,274	18,842	20,190

25. LONG-TERM BANK LOAN – SECURED

At 31st August 2004, the Group’s bank loan was repayable as follows:

	Group
	2004	2003
	HK$’000	HK$’000
Within one year	13,333	—
In the second year	20,000	—
In the third to fifth year	60,000	—
After the fifth year	6,667	—

	100,000	—
Less: current portion of long-term bank loan	(13,333)	—

	86,667	—

Please refer to Note 29(b) for details of the loan facility associated with this outstanding bank loan balance and securities given by the Group for it. In connection with the draw-down of this bank loan, the Group entered into an interest rate swap agreement with the bank, under which, the Group makes a monthly interest payment at a fixed rate of 2.675% per annum on a notional amount of HK$100 million, and receives monthly interest payments calculated at Hong Kong Interbank borrowing rate (HIBOR) during a period from March 2004 to December 2009.

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT

(a) Reconciliation of profit before taxation to net cash inflow generated from operations

	2004	2003
	HK$’000	HK$’000
Profit before taxation	51,593	275,600
Amortisation of goodwill	1,065	1,065
Depreciation of owned fixed assets	195,952	173,619
Depreciation of fixed assets held under finance leases	—	1,336
Amortisation of deferred expenditure	1,828	—
Interest income	(3,753)	(3,163)
Interest expenses	175	559
Interest element of finance leases	—	42
(Gain)/loss on disposal of fixed assets	(34)	427
Unrealised losses on other investments	1,696	—
Loss on disposal of a subsidiary	—	2,695

Operating profit before working capital changes	248,522	452,180
Increase in long-term receivable	(6,206)	—
(Increase)/decrease in accounts receivable, other receivables, deposits and prepayments	(50,382)	6,455
Increase in deferred expenditure	(23,391)	—
Increase/(decrease) in accounts payable, other payables, accrued charges and deposits received	30,957	(28,678)
Increase in deferred services income	29,257	5,005

Net cash inflow generated from operations	228,757	434,962

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(b) Analysis of changes in financing during the year

	Share capital (including share premium and warrant reserve)	Obligations under finance leases	Bank loan
	HK$’000	HK$’000	HK$’000
Balance at 1st September 2002	631,831	2,949	—
Issue of new shares	45,409	—	—
Repayment of capital element of finance leases	—	(2,949)	—

Balance at 31st August 2003	677,240	—	—

Balance at 1st September 2003	677,240	—	—
Issue of new shares	2,168	—	—
Bank loan drawn down (note 25)	—	—	100,000

Balance at 31st August 2004	679,408	—	100,000

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

26. NOTES TO THE CONSOLIDATED CASH FLOW STATEMENT (CONTINUED)

(c) Disposal of a subsidiary

	2004	2003
	HK$’000	HK$’000
Fixed assets	—	1,354
Accounts receivable, other receivables, deposits and prepayments	—	1,914
Cash and bank balances	—	714
Accounts payable, other payables, accrued charges, deposits received and deferred service income	—	(805)
Taxation payable	—	(1)

Net assets disposed of	—	3,176
Exchange reserve transferred to profit and loss account (Note 23)	—	1,469
Net loss on disposal	—	(2,695)

Sale proceeds	—	1,950
Less: Cash and cash equivalents of the subsidiary disposed	—	(714)
Sale proceeds received and receivable	—	(1,818)

Net cash outflow in respect of the disposal of a subsidiary	—	(582)

27. CONTINGENT LIABILITIES

	Group		Company
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Bank guarantees provided to suppliers (Note 29(a)(i))	6,295	7,812	1,395	1,812
Bank guarantee in lieu of payment of utility deposits (Note 29(a)(ii))	3,622	3,622	—	—
Corporate guarantee provided to a subsidiary for banking facility granted (Note 29(b))	—	—	400,000	200,000

	9,917	11,434	401,395	201,812

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

28. COMMITMENTS

(a) Capital commitments

	Group		Company
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Purchase of telecommunications, computer and office equipment – contracted but not provided for	213,310	122,540	—	—

(b) Commitments under operating leases

At 31st August 2004, the Group and the Company had future aggregate minimum lease payments under non-cancellable operating leases as follows:

	Group		Company
	2004	2003	2004	2003
	HK$’000	HK$’000	HK$’000	HK$’000
Leases in respect of land and buildings which are payable:
– Within one year	10,419	10,229	1,012	3,565
– Later than one year and not later than five years	7,965	3,268	224	438

	18,384	13,497	1,236	4,003

Leases in respect of telecommunications facilities and computer equipment which are payable:
– Within one year	36,479	22,996	6,132	3,563
– Later than one year and not later than five years	8,120	8,368	—	—
– More than five years	7,800	—	165	—

	52,399	31,364	6,297	3,563

	70,783	44,861	7,533	7,566

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

28. COMMITMENTS (CONTINUED)

(c) Program fee commitments

The Group entered into several long-term agreements with program content providers for granting of program rights for use of certain program contents in the Group’s IP-TV services. Minimum amounts of program fees are guaranteed to be paid by the Group which are analysed as follows:

	Group
	2004	2003
	HK$’000	HK$’000
Licence fee in respect of program rights which are payable:
Within one year	15,542	—
Later than one year and not later than five years	18,869	—

	34,411	—

29. PLEDGE OF ASSETS

(a)	As at 31st August 2004, the Group had:

(i)	bank deposits of US$800,000 (equivalent to HK$6,240,000) (2003: HK$Nil) and HK$1,395,000 (2003: HK$11,434,000); and

(ii)	a charge over an investment with market value as at 31st August 2004 of US$468,000 (equivalent to HK$3,650,000) (Note 17) (2003: HK$Nil).

as security for:

(i)	bank guarantees of HK$6,295,000 (2003: HK$7,812,000) issued by the banks to third party suppliers of the Group for payment of certain products and services procured by the Group from these third party suppliers; and

(ii)	bank guarantees of HK$3,622,000 (2003: HK$3,622,000) issued by a bank to certain utility vendors in lieu of payment of utility deposits.

As at 31st August 2004, the Group had pledged bank deposits of HK$7,635,000 (2003: HK$11,434,000).

(b)	On 9th October 2002, the Group entered into a HK$200,000,000 long-term loan facility with The Hong Kong and Shanghai Banking Corporation Limited (“HSBC”) to provide funding for further development of the fixed telecommunications network of Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Company. According to the agreement, all amounts under the facility should be drawn by 31st December 2004. The principal balance drawn down is to be repaid in 60 equal monthly instalments beginning in January 2005. As at 31st August 2004, the amount drawn down and outstanding was HK$100,000,000 (see note 25).

On 27th July 2004, the Group entered into an additional HK$200,000,000 long term loan facility with HSBC to provide funding for the same purpose. All amounts under the facility should be drawn by 31st December 2006. The principal balance drawn down is to be repaid in 60 equal monthly instalments beginning in January 2007. As at 31st August 2004, the Company has not drawn any amount under this facility.

The Company is required to comply with certain covenants under the grant of both facilities. Both facilities are secured by a fixed and floating charge over all assets of HKBN.

(c)	As at 31st August 2004, the short-term bank loan was secured by a bank deposit of HK$19,170,000 (2003: HK$18,174,000).

ANNUAL REPORT 2004

NOTES TO THE ACCOUNTS

30. PENDING LITIGATIONS

(a)	In July 1998, Cable & Wireless HKT, a Hong Kong company, commenced proceedings against the Company and served a statement of claim which alleged that the Company had breached the terms of a contract it had with Cable & Wireless HKT and committed an economic tort. The Company denied these allegations in a comprehensive defence which included a counterclaim lodged against the plaintiff seeking damages for anti-competitive practices conducted by Cable & Wireless HKT in Hong Kong. Neither the claim amount made by Cable & Wireless HKT nor the counterclaim amount made by the Company has been quantified. The directors believe that the allegations against the Company are without merit and intend to defend the litigation vigorously. The case is currently in its discovery phase and no provision against the claim has been made in the accounts as the directors do not consider provision is necessary.

(b)	In January 1999, Jade Com Development Limited (“Jade Com”) commenced proceedings against the Company and two directors of the Company, alleging repudiation of an international carrier service agreement executed between Jade Com and Attitude Holdings Limited, a wholly-owned subsidiary of the Company. Jade Com claimed damages for breach of contract and misrepresentation and alleged that the Company has a remaining commitment of approximately US$3.6 million under the agreement. The Company filed a defence in May 1999 on the basis that Jade Com had breached a condition of the agreement that they did not obtain the necessary legal approvals and licenses necessary for the provision of their services. In February 2001, the parties consented to adjourn the case indefinitely with liberty to restore, accordingly. No provision has been made in the accounts with respect to the litigation.

31. BARTER TRANSACTIONS

During the year ended 31st August 2004, Hong Kong Broadband Network Limited (“HKBN”), a wholly-owned subsidiary of the Group entered into two sets of agreements with a third party (the “Contract Party”). Pursuant to one agreement (“First Agreement”), the Contract Party agreed to sell to HKBN a set of un-activated telecommunications facility (the “Facility”) at a cash consideration of approximately $42 million (the “Facility Considerations”). As at 31st August 2004, the full amount of the Facility Considerations had been paid by HKBN. In conjunction with the First Agreement, HKBN also entered into an operations and maintenance agreement with the Contract party for the provision of ongoing operations and maintenance services for the Facility at a fee of approximately HK$1 million per annum, commencing 1st September 2007 onwards.

Another agreement (“Second Agreement”) was entered into on the same date between HKBN and the Contract Party whereby HKBN undertakes to provide certain telecommunication services to the Contract Party (the “Services”) with fees computed based on unit service charges specified in the Second Agreement. However, the Contract Party is required to pay to HKBN a guarantee minimum service fee of approximately HK$42 million over a period of three years, commencing 1st September 2004. As at 31st August 2004, a prepayment of the service charges of HK$36.5 million (the “Prepaid Charges”) was paid by the Contract Party to HKBN.

The Directors of the Company made an assessment of the fair values of the items under exchange and have drawn a conclusion that no fair values could be assigned to them. Accordingly, the Facility was not recognized as an asset and no revenue or deferred revenue was recognized in the financial statements of the Group as at and for the year ended 31 August 2004. The difference between the amounts paid for the Facility Considerations and the Prepaid Charges received, amounting to approximately HK$5.5 million, was recorded as a long-term receivable balance in the balance sheet.

CITY TELECOM (H.K) LIMITED

NOTES TO THE ACCOUNTS

32. SUBSEQUENT EVENT

In August 2004, HKBN launched its broadband phone services (“Broadband Phone Services”) for customers in Hong Kong. In early October 2004, PCCW-HKT Telephone Limited and PCCW-IMS Limited (collectively, “Applicants”) applied for leave to apply for judicial review of the decision of the OFTA by a letter dated 22nd September 2004 that there is no evidence to suggest that HKBN’s Broadband Phone Services is outside the scope of its Fixed Telecommunications Network Services Licence. HKBN is being added by the Applicants as an interested party in these judicial review proceedings.

No revenue or cost had been recorded in the consolidated profit and loss accounts for the year ended 31st August 2004 in relation to the Broadband Phone Services. The cumulative capital expenditure incurred by the Group for the Broadband Phone Services as at 31 August 2004 was approximately HK$4.3 million. The Board of Directors of the Company presently have not formed any views as to any material adverse effect to the Group that may arise from this event.

33. APPROVAL OF ACCOUNTS

The accounts were approved by the board of directors on 23rd November 2004.

ANNUAL REPORT 2004

FIVE YEAR

FINANCIAL SUMMARY

FIVE YEAR FINANCIAL SUMMARY

Results, assets and liabilities

The following table summarises the consolidated results, assets and liabilities of the Group for the five years ended 31st August 2004.

		Restated (note a)
	2004	2003	2002	2001	2000
	HK$’000	HK$’000	HK$’000	HK$’000	HK$’000
Results
Turnover
International telecommunications services	627,978	875,802	908,981	861,338	1,119,148
Fixed telecommunications network services	541,902	423,107	241,219	154,262	109,019
Internet content and e-commerce services	—	—	—	1,034	5,960

	1,169,880	1,298,909	1,150,200	1,016,634	1,234,127

Profit before taxation	51,593	275,600	97,461	58,978	56,145
Taxation	(2,043)	(17,857)	(15,190)	(17,533)	(2,328)
Minority interests	—	—	8,234	13,724	15,058

Profit attributable to shareholders	49,550	257,743	90,505	55,169	68,875

Assets
Goodwill	2,131	3,196	4,261	—	—
Fixed assets	1,158,875	945,952	873,096	427,396	349,777
Other investments	25,604	23,370	—	—	—
Long term bank deposit	15,600	15,580	—	—	—
Pledged bank deposit	—	—	—	13,000	20,000
Long term prepayments and deposits	—	—	—	54,929	—
Long term receivables	6,206	—	—	—	—
Deferred tax assets	229	—	—	—	—
Deferred expenditure	21,563	—	—	—	—
Current assets	453,200	560,436	449,928	649,293	851,273

Total assets	1,683,408	1,548,534	1,327,285	1,144,618	1,221,050

Liabilities
Current liabilities	398,011	349,085	402,102	297,946	431,620
Non-current liabilities	109,699	20,274	20,195	35,530	17,688

Total liabilities	507,710	369,359	422,297	333,476	449,308

Minority interests	—	—	—	10,407	24,131

Net assets	1,175,698	1,179,175	904,988	800,735	747,611

Note a:	Restatements were made in order to reflect retrospective adjustments of deferred taxation under the requirements of revised SSAP 12, “Income Taxes”.

CITY TELECOM (H.K) LIMITED

INFORMATION

FOR U.S. INVESTORS

The Group’s financial statements are prepared in accordance with generally accepted accounting principles applicable in Hong Kong (HKGAAP), which differ in certain significant respects from accounting principles generally accepted in the United States (USGAAP). Differences between HKGAAP and USGAAP which have significant effects on the profit attributable to shareholders (net income) and shareholders’ funds (shareholders’ equity) of the Group are summarised as follows:

		Year ended 31st August
		2004	2003	2002
	Note	HK$’000	HK$’000	HK$’000
			As restated (note a)	As restated (note a)
Profit attributable to shareholders (net income)
As stated under HKGAAP		49,550	257,743	90,505
USGAAP adjustments:
Compensation benefit cost associated with share options	(a)	270	2,731	(21,586)
Amortisation of goodwill (acquired prior to 30th June 2001)	(b)	—	—	(1,019)
Reversal of amortisation of goodwill (acquired after 30th June 2001)	(b)	1,065	1,065	1,065
Fair value of interest rate swap	(e)	680	—	—

Profit attributable to shareholders (net income) under USGAAP		51,565	261,539	68,965

Profit from continuing operations (less taxation 2004: HK$2,043,000, 2003: HK$17,857,000, 2002: HK$15,186,000)		51,565	264,151	69,317
Profit/(loss) from discontinued operations (less taxation 2004: Nil, 2003: Nil, 2002: HK$4,000)	(d)	—	83	(352)
Loss arising from disposal of discontinued operations	(d)	—	(2,695)	—

Profit attributable to shareholders (net income) under USGAAP		51,565	261,539	68,965

Note a:	Restatements were made in order to reflect retrospective adjustments of deferred taxation under the requirements of revised SSAP 12, “Income Taxes”.

ANNUAL REPORT 2004

INFORMATION FOR U.S. INVESTORS

Year ended 31st August
		2004	2003	2002
	Note	HK$’000	HK$’000	HK$’000
Earnings/(loss) per share under USGAAP
Basic:
Continuing operations		HK$8.5 cents	HK$47.8 cents	HK$14.0 cents
Discontinued operations	(d)	—	HK$(0.5) cents	HK$(0.l) cents

Total		HK$8.5 cents	HK$47.3 cents	HK$13.9 cents

Diluted:
Continuing operations		HK$8.4 cents	HK$42.9 cents	HK$12.2 cents
Discontinued operations	(d)	—	HK$(0.4) cents	HK$(0.l) cents

Total		HK$8.4 cents	HK$42.5 cents	HK$ 12.1 cents

Shareholders’ funds (shareholders’ equity)

		31st August
		2004	2003
		HK$’000	HK$’000
			As restated (note a)
As stated under HKGAAP		1,175,698	1,179,175
USGAAP adjustments:
Goodwill	(b)	5,092	5,092
Accumulated amortisation of goodwill	(b)	(3,735)	(3,735)
Reversal of amortisation of goodwill	(b)	3,195	2,130
Fair value of interest rate swap	(e)	680	—

Shareholders’ funds (shareholders’ equity) under USGAAP		1,180,930	1,182,662

Note a:	Restatements were made in order to reflect retrospective adjustments of deferred taxation under the requirements of revised SSAP 12, “Income Taxes”

CITY TELECOM (H.K) LIMITED

INFORMATION FOR U.S. INVESTORS

(a) Compensation cost for share options

Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations have been applied in the computation of the compensation cost for the outstanding share options granted to the Group’s employees.

Under HKGAAP, no compensation cost for staff is required to be recognised in respect of the grant of share options. Proceeds from issue of shares upon the exercise of share options are credited to share capital and share premium account respectively at the time of exercise of the options and there is no effect on the results of the Company in connection with any share option schemes.

On 19th September 1997, the Company issued 1,500,000 options to certain executive directors of the Group at an exercise price fixed at HK$1.20. The difference of HK$0.30 per share between the exercise price of HK$1.20 and the market value of the shares on 19th September 1997 of HK$1.50 was being amortised to the statements of income over the vesting period of the options of three years up to 18th September 2000. Pursuant to a board resolution passed on 20th October 2000, the options were cancelled and on the same date, 1,500,000 options were issued to the same executive directors at an exercise price fixed at HK$0.58 per share. Due to this repricing arrangement, the 1,500,000 options have been accounted for as variable options since that date in accordance with Financial Accounting Standards Board (“FASB”) Interpretation No. 44, “Accounting for Certain Transactions Involving Stock Compensation”, an interpretation of APB 25. Compensation expense is recognised based on the difference between the exercise price of HK$0.58 and the Company’s share price at the date on which they are exercised or at each balance sheet date if they are still outstanding.

Pursuant to a board resolution passed on 20th October 2000, 20,908,000 options out of 21,030,000 options granted to certain employees including three executive directors on 2nd June 2000 at an exercise price of HK$1.50 were cancelled. On the same date, 20,908,000 new options were issued to the same employees including the three executive directors at an exercise price fixed at HK$0.58. Because of this repricing arrangement, these options have been accounted for as variable options and compensation expense is recognised based on the difference between the exercise price of HK$0.58 and the Company’s share price at the date on which they are exercised or recalculated at each balance sheet date if they are still outstanding and amortised to the profit and loss account over the vesting period of the options. All options were fully vested as of 31st August 2003 and 2004. A charge was recorded in 2003 and 2004 in calculating the final cost amount associated with options that were exercised during the year.

(b) Goodwill

Prior to 1st September 2001, under HKGAAP the Group charged goodwill on acquisition of a business, which represents the excess of the cost of investment over the fair value ascribed to the identifiable net underlying assets acquired, against available reserves. In accordance with the change in accounting standards in Hong Kong, goodwill on acquisitions occurring on or after 1st September 2001 is shown separately on the consolidated balance sheet and is amortised using the straight-line method over its estimated useful life (see Note l(c) of the notes to the accounts). Goodwill arising on major strategic acquisitions of the Group to expand its product or geographical market coverage is amortised over a period of 5 years. The Group has taken advantage of the transitional provisions of SSAP 30 “Business combinations” and goodwill previously written off against reserves has not been restated. Where an indication of impairment exists, the carrying amount of goodwill, including goodwill previously written off against reserves, is assessed and written down immediately to its recoverable amount with the charges being recorded in the Group’s profit and loss accounts.

Under USGAAP, goodwill recorded on the acquisition of a business prior to 30th June 2001 was capitalised and amortised to the profit and loss accounts over its expected useful life of five years. In June 2001, FASB issued the Statement of Financial Accounting Standard (“SFAS”) No. 142 “Goodwill and Other Intangible Assets” effective for fiscal years beginning after 15th December 2001. In connection with the adoption of this standard in fiscal 2003 under USGAAP, the Group ceased amortizing goodwill recognised on business combinations initiated prior to 30th June 2001 and performed a transitional goodwill impairment assessment. Goodwill recognised on business combinations initiated after 30th June 2001, is not amortised under SFAS No. 142 and is required to be tested annually for impairment in accordance with the provisions of SFAS No. 142. The Group has performed the transitional goodwill impairment tests on the goodwill recorded prior to and after 30th June 2001 and no impairment loss was identified. The Group has also performed the impairment tests on the goodwill recorded prior to and after 30th June 2001 at the fiscal year end. No impairment loss was identified from the process for fiscal year 2004.

ANNUAL REPORT 2004

INFORMATION FOR U.S. INVESTORS

(c) Deferred taxes

Until 31st August 2003, under HKGAAP, deferred taxation is accounted for at the current taxation rate with respect to timing differences between profit as computed for taxation purposes and profit as stated in the accounts to the extent that a liability or an asset is expected to be payable or receivable in the foreseeable future. In determining whether a liability is expected to be payable in the foreseeable future the Group assesses the effect of its capital expenditures and other plans. If these plans indicate that sufficient accelerated depreciation allowances will be available to offset the effect of the reversal of timing differences, a deferred tax liability is not established for such timing differences, in accordance with the requirements of HKGAAP.

With effect from 1st September 2003, in order to comply with SSAP 12 (revised) issued by the HKICPA, the Group adopted a new accounting policy for deferred tax as follow:

Deferred taxation is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the accounts.

Deferred tax assets are recognised to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilised.

The new accounting policy has been adopted retrospectively.

Under USGAAP, the Group is required to recognise deferred tax assets and liabilities for the expected future tax consequences of all events that have been included in the accounts or tax returns. Under this method, deferred tax assets and liabilities are determined based on the temporary differences between the financial reporting basis and tax basis of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. Future tax benefits in respect of tax losses carry forward are also required to be recognised in full. A valuation allowance is required to be established for such assets if it is more likely than not that the Group will not be able to utilise such benefits in the future.

As a result of the adoption of SSAP 12 (revised), there are no longer any differences arising from the recognition of deferred tax under HKGAAP (based on the restated financial information) and USGAAP.

(d) Discontinued operations

The discontinued operations of the Group for fiscal years 2002 and 2003 included the operating loss of approximately HK$352,000 and operating profit of approximately HK$83,000 respectively of the subsidiary operating in Japan. Under HKGAAP, presentation of continuing and discontinued operations is not required to be disclosed on the face of the profit and loss account, while under USGAAP, profit or loss from discontinued operations would be shown on a separate line in the profit and loss accounts below income from continuing operations.

(e) Interest rate swap

In connection with the drawdown of the long term bank loan of HK$100 million in fiscal year 2004, the Group engages in an interest rate swap agreement to hedge the impact of fluctuations in interest rates. Under HKGAAP, there are no specific accounting standards governing the accounting for derivative instruments. As a result, the Group does not recognize the interest rate swap at fair value and does not account for the gains or losses relating to the fair value changes in this derivative. Interest income or expenses arising from the interest rate swap contracts are netted off against the related interest income or expenses applicable to the bank loan.

Under USGAAP, the Group adopted SFAS No. 133 “Accounting for Derivative Instruments and Hedge Activities”, as amended by SFAS No. 138 “Accounting for Certain Derivative Instruments and Certain Hedging Activities”, which requires all financial instruments and derivatives be recognised on the balance sheet at fair value. The accounting for changes in fair value depends on whether the derivative instrument is designated and qualifies as a hedging relationship. For derivative not designated as hedging instrument, the gain or loss is recognised in earnings in the period of change. Since the interest rate swap is not designated as a hedge, the gain or loss on this derivative instrument is recognised currently in earnings.

CITY TELECOM (H.K) LIMITED

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in doubt as to any aspect of this circular or as to the action you should take, you should consult your stockbroker or other registered dealer in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in City Telecom (H.K.) Limited, you should hand this circular and the accompanying form of proxy at once to the purchaser or transferee or the bank, stockbroker or other agent through whom the sale or transfer was effected for transmission to the purchaser or the transferee.

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this circular, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

PROPOSALS FOR

RE-ELECTION OF RETIRING DIRECTORS

AND

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

AND

REFRESHMENT OF THE SCHEME MANDATE LIMIT

AND

PROPOSED GRANT OF OPTIONS

AND

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

The notice convening the Annual General Meeting of City Telecom (H.K.) Limited to be held at Crystal Ballroom A, Holiday Inn Hong Kong – Golden Mile, 50 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 29 December 2004 at 11:00 a.m. is set out on pages 19 to 32 of this circular. Whether or not you are able to attend the meeting, you are requested to complete and return the accompanying form of proxy in accordance with the instructions printed thereon as soon as possible and in any event not less than 48 hours before the time appointed for holding the meeting or any adjournment thereof. Completion and return of the form of proxy shall not preclude you from attending the meeting.

6 December 2004

– i –

DEFINITIONS

In this circular, the following expressions shall have the following meanings unless the context otherwise requires:

“AGM”	the annual general meeting of the Company to be held at Crystal Ballroom A, Holiday Inn Hong Kong – Golden Mile, 50 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 29 December 2004 at 11:00 a.m.;

“Annual Report”	the annual report of the Company for the year ended 31 August 2004;

“Articles of Association”	the articles of association of the Company;

“associate(s)”	has the meaning ascribed thereto under the Listing Rules;

“Board”	the board of Directors;

“Board Meeting Date”	21 October 2004, being the date on which the meeting of the Board was held for proposing the offer of a grant of Options to Mr Wong and Mr Cheung under the Share Option Scheme;

“Company”	City Telecom (H.K.) Limited;

“connected person”	has the meaning ascribed thereto under the Listing Rules;

“Director(s)”	the director(s) of the Company;

“Group”	the Company and its subsidiaries;

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China;

“Latest Practicable Date”	30 November 2004, being the latest practicable date prior to the printing of this circular for ascertaining certain information in this circular;

“Listing Rules”	Rules Governing the Listing of Securities on the Stock Exchange;

“Mr Cheung”	Mr Cheung Chi Kin, Paul, an executive director and a substantial shareholder of the Company;

“Mr Wong”	Mr Wong Wai Kay, Ricky, an executive director and a substantial shareholder of the Company;

DEFINITIONS

“Option”	an option to subscribe for Shares granted or available for grant under the Share Option Scheme;

“Ordinance”	Companies Ordinance (Chapter 32 of the Laws of Hong Kong);

“Refreshment”	the proposed refreshment of the 10% general limit on grant of options under the Share Option Scheme and any other share option scheme(s) of the Company;

“Scheme Mandate Limit”	the maximum number of Shares which may be issued upon the exercise in full of options available to be granted by the Board on behalf of the Company from time to time under the Share Option Scheme and any other share option scheme(s) of the Company;

“Share Option Scheme”	the existing share option scheme of the Company adopted and approved by the Shareholders at the extraordinary general meeting held on 23 December 2002;

“Share Repurchase Rules”	the applicable provisions under the Listing Rules to regulate the repurchase by companies of their own securities listing on the Stock Exchange;

“Share(s)”	share(s) of HK$0.10 each in the share capital of the Company;

“Shareholder(s)”	registered holder(s) of Share(s);

“Stock Exchange”	The Stock Exchange of Hong Kong Limited;

“substantial shareholder”	has the meaning ascribed thereto under the Listing Rules;

“Takeovers Code”	Hong Kong Code on Takeovers and Mergers; and

“%”	per cent.

LETTER FROM THE BOARD

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

Directors:	Registered Office:
Wong Wai Kay, Ricky	13th-16th Floors
Cheung Chi Kin, Paul	Trans Asia Centre
Chong Kin Chun, John	18 Kin Hong Street
Fung So Mui, Fion	Kwai Chung
Sio Veng Kuan, Corinna	Hong Kong
To Wai Bing
Cheng Mo Chi, Moses+
Lee Hon Ying, John*
Chan Kin Man*
Peh Jefferson Tun Lu*
+ non-executive director
* independent non-executive directors

6 December 2004

To the Shareholders

Dear Sirs/Madams,

PROPOSALS FOR

RE-ELECTION OF RETIRING DIRECTORS

AND

GENERAL MANDATES TO ISSUE AND TO REPURCHASE SHARES

AND

REFRESHMENT OF THE SCHEME MANDATE LIMIT

AND

PROPOSED GRANT OF OPTIONS

AND

AMENDMENTS TO THE ARTICLES OF ASSOCIATION

I. INTRODUCTION

The Company will propose at the AGM resolutions to, inter alia, re-elect retiring Directors and grant to Directors general mandates to issue Shares and to repurchase its own Shares upon the expiry of the current general mandates to issue Shares and to

LETTER FROM THE BOARD

repurchase Shares granted to the Directors at the annual general meeting held on 23 December 2003 and refresh the Scheme Mandate Limit and grant Options to Mr Wong and Mr Cheung and amend the Articles of Association.

The purpose of this circular is to give you notice of the AGM and to provide you with further information reasonably necessary for you to make an informed decision on whether to vote for or against the resolutions to be proposed at the AGM.

II. RE-ELECTION OF RETIRING DIRECTORS

Pursuant to the Articles of Association, Mr Lee Hon Ying, John will retire at the AGM and, being eligible, will offer himself for re-election. Mr Peh Jefferson Tun Lu was appointed as a Director by the Board during the year and, pursuant to the Articles of Association, shall hold office until the AGM. The Board proposes to re-appoint Mr Lee Hon Ying, John and Mr Peh Jefferson Tun Lu as Directors at the AGM. Biographical details of each of Mr Lee Hon Ying, John and Mr Peh Jefferson Tun Lu are set out in Appendix II to this circular.

III. GENERAL MANDATES

At the annual general meeting of the Company held on 23 December 2003, general mandates were given to the Directors to exercise all powers of the Company, inter alia, (i) to repurchase Shares the aggregate nominal amount of which does not exceed 10% of the aggregate nominal amount of the issued share capital of the Company on 23 December 2003 and (ii) to allot, issue and deal with Shares not exceeding the sum of 20% of the aggregate nominal amount of the issued share capital of the Company on 23 December 2003 and the nominal amount (up to a maximum of 10% of the aggregate nominal amount of the then issued share capital of the Company) of any Shares repurchased by the Company.

Under the terms of the Ordinance and the Listing Rules, these general mandates lapse at the conclusion of the AGM, unless renewed at that meeting. Resolutions set out as resolutions No.5 to 7 in the notice of the AGM will be proposed at the AGM to renew these mandates. With reference to these resolutions, the Directors wish to state that they have no immediate plans to repurchase any Shares or to issue any new Shares pursuant to the relevant mandates.

The explanatory statement required by the Listing Rules to be sent to Shareholders in connection with the proposed repurchase of Shares is set out in Appendix I to this circular. This contains all the information reasonably necessary to enable Shareholders to make an informed decision on whether to vote for or against the resolution.

IV. REFRESHMENT OF THE SCHEME MANDATE LIMIT

Pursuant to the Listing Rules, the Scheme Mandate Limit may not exceed 10% of the Shares in issue as at the date of approval or adoption of the Share Option Scheme by the Shareholders. The Scheme Mandate Limit may be refreshed by the Shareholders in general meeting from time to time.

LETTER FROM THE BOARD

At the extraordinary general meeting of the Company held on 23 December 2002, the then Shareholders approved the adoption of the Share Option Scheme and the Scheme Mandate Limit, being 10% of the Shares in issue as at 23 December 2002 (i.e. 50,302,066 Shares). Accordingly, the Directors are able to grant Options for subscription up to 50,302,066 Shares under the Share Option Scheme and any other share option schemes of the Company. Since the adoption of the Share Option Scheme, Options have been granted which entitle their respective holders to subscribe for a total of 20,670,000 Shares of which none has been lapsed, cancelled or exercised as at the Latest Practicable Date. Accordingly, Options which entitle their respective holders to subscribe for a total of 20,670,000 Shares (representing approximately 3.37% of the issued share capital of the Company as at the Latest Practicable Date) remain outstanding and unexercised as at the Latest Practicable Date.

The Board wishes to retain the flexibility to be able to make new grants of Options under the Share Option Scheme as desirable and, given the growth in the size of the Group, the increase in the number of employees and the Options already granted since the adoption of the Share Option Scheme and the further Options proposed to be granted to Mr Wong and Mr Cheung as referred to in section V of this letter together representing approximately 72.9% of the existing Scheme Mandate Limit, the Board wishes to take this opportunity to recommend for the Shareholders’ approval at the AGM that the Scheme Mandate Limit be refreshed. The Directors consider that the refreshment of the Scheme Mandate Limit is in the interests of the Group and the Shareholders as a whole as it enables the Company to grant Options to eligible participants to reward and motivate them to strive for the future development and expansion of the Group.

Pursuant to the Listing Rules, the Shares which may be issued upon exercise of all outstanding options granted and yet to be exercised under the Share Option Scheme and any other share option scheme(s) of the Company at any time must not exceed 30% of the Shares in issue from time to time. No options shall be granted under any share option scheme(s) of the Company or any of its subsidiaries if this will result in the 30% limit being exceeded.

If the Scheme Mandate Limit is refreshed, the Board will be able to grant Options for subscription of up to 61,407,340 Shares, being 10% of 614,073,404 Shares in issue as at the date of the AGM and assuming that no further Shares will be issued and/or repurchased prior to the AGM.

As required by the Share Option Scheme and the Listing Rules, an ordinary resolution will be proposed at the AGM to approve the refreshed Scheme Mandate Limit such that the total number of Shares which may be issued upon exercise of all Options to be granted under the refreshed Scheme Mandate Limit must not exceed 10% of the total number of the Shares in issue as at the date of approval of the refreshed Scheme Mandate Limit.

Application will be made to the Stock Exchange by the Company for the listing of and permission to deal in the Shares representing a maximum of 10% of the total number of Shares in issue as at the date of approval of the refreshed Scheme Mandate Limit which may be issued pursuant to the exercise of the options to be granted under the Share Option Scheme and any other share option scheme(s) of the Company.

LETTER FROM THE BOARD

V. PROPOSED GRANT OF OPTIONS

Pursuant to Rule 17.03(4) of the Listing Rules and the terms of the Share Option Scheme, if the Board determines to offer any Option to any participant which would result in the securities issued and to be issued upon exercise of all options granted and to be granted to such person (including exercised, cancelled and outstanding options) in the 12-month period up to and including the date of such grant exceed 1% of the total number of Shares in issue, the grant shall be subject to (i) the issue of a circular by the Company to the Shareholders; and (ii) the approval of the Shareholders in general meeting with such participant and his associates abstaining from voting.

Pursuant to Rule 17.04 of the Listing Rules and the terms of the Share Option Scheme, each grant of Option to a Director, chief executive or substantial shareholder, or any of their respective associates, must be approved by the independent non-executive directors of the Company. In addition, where any grant of Option to a substantial shareholder or an independent non-executive director, or any of their respective associates would result in the Shares issued and to be issued upon exercise of all options already granted and to be granted (including options exercised, cancelled and outstanding) to such person in the 12-month period up to and including the date of such grant:

(a)	representing in aggregate over 0.1% of the total number of Shares in issue; and

(b)	having an aggregate value, based on the closing price of the Shares quoted on the Stock Exchange on the date of each grant, in excess of HK$5 million,

such further grant of Options must be approved by the Shareholders with all connected persons abstain from voting in favour at the general meeting.

On the Board Meeting Date, the Board proposed the offer of a grant of an Option to subscribe for 8,000,000 Shares to each of Mr Wong and Mr Cheung, each an executive director and a substantial shareholder of the Company. Each such Option represents approximately 1.31% of the issued share capital of the Company as at the Board Meeting Date and has an aggregate value, based on the closing price of HK$1.490 per Share quoted on the Stock Exchange on the Board Meeting Date, of HK$11,920,000, and accordingly such grant of Options to Mr Wong and Mr Cheung must be approved in accordance with Rules 17.03(4) and 17.04 of the Listing Rules.

The terms of the Options proposed to be granted to each of Mr Wong and Mr Cheung are summarised as follows:–

A. Price of Shares

The subscription price for a Share in respect of any particular Option (which shall be payable upon exercise of the Option) shall be such price as the Board in its absolute discretion shall determine, save that such price must not be less than the highest of (a) the official closing price of the Shares as stated in the Stock Exchange’s

LETTER FROM THE BOARD

daily quotations sheet on the Board Meeting Date, which must be a business day; (b) the average of the official closing prices of the Shares as stated in the Stock Exchange’s daily quotations sheets for the five (5) business days immediately preceding the Board Meeting Date; and (c) the nominal value of a Share.

Since (a) the closing price as at the Board Meeting Date was HK$1.490 per Share, (b) the average closing price of the last 5 trading days immediately preceding the Board Meeting Date was HK$1.536 per Share, and (c) the nominal value of the Share was HK$0.10, the proposed exercise price of the Option has been determined by the Board to be at HK$1.540 per Share.

B. Exercise period

The exercise period of the Options to be granted to each of Mr Wong and Mr Cheung will be from 1 January 2005 to 20 October 2014, both dates inclusive.

C. Restrictions on Exercise

The Option to be granted to each of Mr Wong and Mr Cheung shall be subject to the following restrictions on exercise:

Period	Maximum number of Shares underlying the Option entitled to be exercised
1 January 2005 to 31 December 2005	4,000,000

1 January 2006 to 31 December 2006	6,000,000 (including 4,000,000 Shares underlying the Option which will become exercisable on 1 January 2005).

1 January 2007 to 20 October 2014	8,000,000 (including 4,000,000 Shares and 2,000,000 Shares underlying the Option which will become exercisable respectively on 1 January 2005 and 1 January 2006).

D. Performance targets

No performance target is required to be achieved by either Mr Wong or Mr Cheung before their respective Options can be exercised.

E. Amount payable on acceptance of an Option

HK$1 will be payable on acceptance of an Option.

LETTER FROM THE BOARD

F. Voting, dividend, transfer and other rights

The Shares to be allotted upon exercise of an Option shall not carry voting rights until completion of the registration of the grantee (or any other person nominated by the grantee) as the holder thereof. Subject to the aforesaid, the Shares to be allotted upon the exercise of an Option shall be subject to all of the provisions of the constitutional documents of the Company and the Ordinance for the time being in force and shall rank pari passu in all respects with and shall have the same voting, dividend, transfer and other rights, including those arising on liquidation of the Company as attached to the other fully-paid Shares in issue on the date of issue.

Neither Mr Wong nor Mr Cheung has been granted any Option under the Share Option Scheme since its adoption by the Company on 23 December 2002. As at the Latest Practicable Date, neither Mr Wong nor Mr Cheung has any outstanding and unexercised options to subscribe for Shares granted to them pursuant to the Share Option Scheme and other share option scheme(s) of the Company.

As at the Latest Practicable Date, Mr Wong and Mr Cheung, together with their associates are beneficially interested in 344,048,999 Shares representing approximately 56.03% of the total issued share capital of the Company and the respective beneficial interests of Mr Wong and Mr Cheung in the issued share capital of the Company are as follows:–

	Number of Shares
	Personal Interests	Corporate Interests	Family Interests	Total Interests	Percentage Interests
Mr Wong	11,250,000	319,862,999 Note (1)(i) and (ii)	2,428,000 Note (2)	333,540,999	54.32%
Mr Cheung	10,508,000	318,516,999 Note (1)(i)	None	329,024,999	53.58%

Notes:

(1)	The corporate interests of Mr Wong and Mr Cheung arise through their respective interests in the following companies:

(i)	318,516,999 Shares are held by Top Group International Limited which is owned as to approximately 35% each by Mr Wong and Mr Cheung.

(ii)	1,346,000 Shares are held by Bullion Holdings Limited which is wholly owned by Mr Wong.

(2)	2,428,000 Shares are jointly owned by Mr Wong and his spouse.

LETTER FROM THE BOARD

If the Options proposed to be granted to Mr Wong and Mr Cheung are to be exercised in full as at the Latest Practicable Date, Mr Wong and Mr Cheung, together with their associates will become beneficially interested in 360,048,999 Shares representing approximately 57.14% of the enlarged issued share capital of the Company and the respective beneficial interests of Mr Wong and Mr Cheung in the enlarged issued share capital of the Company will be as follows:–

	Number of Shares
	Personal Interests	Corporate Interests	Family Interests	Total Interests	Percentage Interests
Mr Wong	19,250,000	319,862,999 Note (1)(i) and (ii)	2,428,000 Note (2)	341,540,999	54.21%
Mr Cheung	18,508,000	318,516,999 Note (1)(i)	None	337,024,999	53.49%

Notes:

(1)	The corporate interests of Mr Wong and Mr Cheung arise through their respective interests in the following companies:

(i)	318,516,999 Shares are held by Top Group International Limited which is owned as to approximately 35% each by Mr Wong and Mr Cheung.

(ii)	1,346,000 Shares are held by Bullion Holdings Limited which is wholly owned by Mr Wong.

(2)	2,428,000 Shares are jointly owned by Mr Wong and his spouse.

Pursuant to the Listing Rules, the proposed grant of the Options to Mr Wong and Mr Cheung must be approved by Shareholders at the AGM by votes taken on a poll and all connected persons of the Company must abstain from voting in favour at the AGM and, accordingly, Mr Wong, Mr Cheung and their respective associates and all other connected persons of the Company must abstain from voting in favour of the proposed grant at the AGM.

Messrs Lee Hon Ying, John, Chan Kin Man and Peh Jefferson Tun Lu, being all the independent non-executive directors of the Company as at the Board Meeting Date, have approved, subject to approval by the Shareholders at the AGM, the proposed offer of the grant of Options to Mr Wong and Mr Cheung at the meeting of the Board held on the Board Meeting Date to recognise their valuable contribution to the Company and consider such offer of grant to be in the best interests of the Company and the Shareholders as a whole.

The number of Shares to be issued pursuant to the Options proposed to be granted to Mr Wong and Mr Cheung fall within the existing Scheme Mandate Limit and therefore, no separate application to the Stock Exchange for the listing of, and permission to deal in, the Shares that are subject matter of the Options proposed to be granted to Mr Wong and Mr Cheung is required.

LETTER FROM THE BOARD

VI. AMENDMENTS TO THE ARTICLES OF ASSOCIATION

A special resolution will be proposed at the AGM to amend the Articles of Association to reflect, inter alia, the recent amendments to the Ordinance and the Listing Rules which came into effect on 13 February 2004 and 31 March 2004 respectively. The proposed amendments to the Articles of Association include, inter alia, the following provisions:

(i)	where any Shareholder is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Shareholder in contravention of such requirement or restriction shall not be counted;

(ii)	the minimum length of the period, during which notice to the Company by Shareholders of the intention to propose a person for election as a Director and during which notice to the Company by such person of his willingness to be elected may be given, shall be at least 7 days. The period for lodgement of such notice shall commence no earlier than the day after the despatch of the notice of meeting appointed for such election and end no later than 7 days prior to the date of such meeting; and

(iii)	subject to such exceptions specified in the Articles of Association, a Director shall not vote on any board resolution approving any contract or arrangement or any other proposal in which he or any of his associates has any material interest nor shall he be counted in the quorum present at the meeting.

Further, certain amendments have been made to the laws of Hong Kong and the Listing Rules to facilitate the use of electronic media for communication with shareholders, the issue of summarised financial reports by companies and the issue, subject to consent of the recipients, of corporate communication by the Company in the English language only or in the Chinese language only. These amendments can result in significant cost savings for the Company as well as providing more user-friendly communications and reports to Shareholders. Accordingly, the Company proposes to change the Articles of Association to incorporate such amendments.

Under the Articles of Association, none of the executive Directors are at present subject to retirement by rotation at the annual general meetings of the Company. The Company proposes to amend the Articles of Association so that all Directors (including the executive Directors) would become subject to retirement by rotation under the Articles of Association.

Details of the proposed amendments to the Articles of Association are set out in resolution No.10 of the notice of AGM.

LETTER FROM THE BOARD

VII. PROCEDURE FOR DEMANDING A POLL

Pursuant to Article 71 of the Articles of Association, at any general meeting of the Company, a resolution put to the vote of such meeting shall be decided on a show of hands unless (before or on the declaration of the result of the show of hands or on the withdrawal of any other demand for a poll) a poll is demanded (i) by the chairman of such meeting; or (ii) by at least three Shareholders present in person or by proxy and entitled to vote; or (iii) by any Shareholder or Shareholders present in person or by proxy and representing in the aggregate not less than one-tenth of the total voting rights of all Shareholders having the right to attend and vote at such meeting; or (iv) by any Shareholder or Shareholders present in person or by proxy and holding Shares conferring a right to attend and vote at such meeting on which there have been paid up sums in the aggregate equal to not less than one-tenth of the total sum paid up on all Shares conferring that right.

VIII. RESPONSIBILITY STATEMENT

This circular includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors collectively and individually accept full responsibility for the accuracy of the information contained in this circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief there are no other facts the omission of which would make any statement herein misleading.

IX. ACTION TO BE TAKEN

Whether or not you intend to attend the AGM, you are requested to complete and return the form of proxy accompanying the notice of the AGM in accordance with the instructions printed thereon not less than 48 hours before the time appointed for holding the AGM. The return of a form of proxy will not preclude you from attending and voting in person if you so wish.

X. RECOMMENDATION

The Directors believe that the re-election of the retiring Directors, the granting of the general mandates to issue and to repurchase Shares, the refreshment of the Scheme Mandate Limit and the proposed amendments to the Articles of Association are all in the interests of the Company and the Shareholders as a whole.

The Directors consider that the grant of the Options to Mr Wong and Mr Cheung will allow the Company to retain its senior staff, to recognise the contribution made by Mr Wong and Mr Cheung to the Company and to encourage them to commit to the future development of the Company, and are in the interests of the Company and the Shareholders as a whole. The independent non-executive Directors have also considered the terms of the Share Option Scheme and are of the view that the granting of Options to Mr Wong and Mr Cheung to be fair and reasonable so far as the independent Shareholders are concerned

LETTER FROM THE BOARD

and are in the interests of the Company and the Shareholders as a whole. A copy of the letter dated 6 December 2004 from the independent non-executive Directors to the independent Shareholders recommending such Shareholders to vote in favour of the resolution to be proposed at the AGM to approve the granting of such Options to Mr Wong and Mr Cheung has been included in this circular.

Accordingly, the Directors recommend you to vote in favour of all the resolutions to be proposed at the AGM.

Yours faithfully,
For and on behalf of the Board
Wong Wai Kay, Ricky
Chairman

LETTER FROM THE INDEPENDENT NON-EXECUTIVE DIRECTORS

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

6 December 2004

To the independent Shareholders

Dear Sirs/Madams,

We have been appointed to advise you in connection with the granting of Options to each of Mr Wong Wai Kay, Ricky and Mr Cheung Chi Kin, Paul, each being an executive director and a substantial shareholder of the Company, details of which are set out in the letter from the Board contained in the circular of the Company dated 6 December 2004 (the “Circular”), of which this letter forms part. Terms defined in the Circular shall have the same meanings when used herein unless the context otherwise requires.

Having considered the terms of the Share Option Scheme, we are of the view that the granting of the Options to Mr Wong Wai Kay, Ricky and Mr Cheung Chi Kin, Paul to be fair and reasonable so far as the independent Shareholders are concerned and are in the interests of the Company and the Shareholders as a whole. We therefore recommend that you vote in favour of the resolution to be proposed at the AGM to approve the granting of the Options to Mr Wong Wai Kay, Ricky and Mr Cheung Chi Kin, Paul under ordinary resolution No.9 as set out in the notice of the AGM.

Yours faithfully,
Lee Hon Ying, John
Chan Kin Man
Peh Jefferson Tun Lu
Independent Non-Executive Directors

APPENDIX I	EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL

This is the explanatory statement, as required by the relevant rules set out in the Listing Rules to be sent to the Shareholders in connection with the proposed general mandate for the repurchase of Shares and also constitutes the memorandum required under section 49BA of the Ordinance.

SHARE REPURCHASE RULES

The Share Repurchase Rules provide that all proposed repurchase of securities by a company with listing on the Stock Exchange must be approved in advance by an ordinary resolution of its shareholders in general meeting, either by way of a general mandate or by a specific approval of a particular transaction. A maximum of 10% of the fully paid-up securities of a company as at the date of the passing of the relevant resolution may be repurchased on the Stock Exchange.

SHARE CAPITAL

As at the Latest Practicable Date, the authorised share capital of the Company comprised 2,000,000,000 Shares and the number of Shares in issue was 614,073,404.

Subject to passing of the relevant ordinary resolution and on the basis that no further Shares will be issued or repurchased prior to the AGM, the Company would be allowed to repurchase a maximum of 61,407,340 Shares, equivalent to 10% of the issued share capital of the Company during the Relevant Period (as hereinafter defined) in which the general mandate to repurchase Shares remains in force. Any Shares repurchased pursuant to the general mandate to repurchase Shares must be fully paid-up.

“Relevant Period” means the period from the date of the passing of the relevant ordinary resolution on the general mandate to repurchase Shares until whichever is the earliest of:–

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association, or the laws of Hong Kong to be held; or

(iii)	the date on which the authority set out in the aforesaid ordinary resolution is revoked or varied by the passing of an ordinary resolution of the Shareholders in general meeting.

REASONS FOR REPURCHASES

The Directors believe that it is in the best interests of the Company and its Shareholders as a whole to have a general authority from Shareholders to enable the Company to repurchase Shares in the market. Such repurchases may, depending on market conditions and funding arrangements at the time, lead to an enhancement of the net asset value of the Company and/or earnings per share and will only be made when the Directors believe that such a repurchase will benefit the Company and its Shareholders as a whole.

APPENDIX I	EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL

FUNDING OF REPURCHASES

In repurchasing the Shares, the Company may only apply funds legally available for such purpose in accordance with the Articles of Association and the laws of Hong Kong. The laws of Hong Kong provide that the amount of capital repaid in connection with a Share repurchase may only be paid out of either the profits that would otherwise be available for dividends or the proceeds of a fresh issue of shares made for that purpose. The premium payable on a repurchase of Shares may only be paid out of either the profits that would otherwise be available for dividends or out of the share premium account of the Company. It is envisaged that any such repurchase of Shares would be appropriately financed by the Company’s distributable profits.

In the event that the proposed Share repurchases were to be carried out in full at any time during the proposed repurchase period, there could be a material adverse impact on the working capital or gearing position of the Company as compared with the position disclosed in the audited consolidated financial statements contained in the Annual Report. However, the Directors do not propose to exercise the repurchase mandate to such extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which in the opinion of the Directors is from time to time inappropriate for the Company.

DIRECTORS’ UNDERTAKING

The Directors have undertaken to the Stock Exchange that, so far as the same may be applicable, the exercise of the power of the Company to make repurchases pursuant to the general mandate will be in accordance with the Listing Rules and the applicable laws of Hong Kong.

DIRECTORS’ DEALING

None of the Directors nor, to the best of their knowledge having made all reasonable enquiries, any of their associates have any present intention, in the event that the proposed general mandate is granted by the Shareholders, to sell the Shares to the Company.

CONNECTED PERSONS

No connected person of the Company has notified the Company that he has a present intention to sell the Shares held by him to the Company, or has undertaken not to do so, in the event that the proposed general mandate is granted by the Shareholders.

EFFECT OF THE TAKEOVERS CODE

If as a result of a Share repurchase a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition for the purpose of the Takeovers Code. As a result, a Shareholder, or a group of Shareholders acting in concert (depending on the level of increase of Shareholder’s interests) could

APPENDIX I	EXPLANATORY STATEMENT FOR THE REPURCHASE PROPOSAL

obtain or consolidate control of the Company and become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code. As at the Latest Practicable Date, the controlling Shareholders, Mr Wong and Mr Cheung, together with their associates (including Top Group International Limited) beneficially owned 344,048,999 Shares representing approximately 56.03% of the total issued share capital of the Company and their shareholding will be increased to approximately 62.25% of the total issued share capital of the Company if the repurchase mandate is exercised in full. The Directors believe that by such increase such Shareholders together with their associates would not become obliged to make a mandatory offer in accordance with Rules 26 and 32 of the Takeovers Code.

No repurchase would be made by the Company of the Shares without the Stock Exchange’s prior approval if such repurchase would result in less than 25% of the issued share capital of the Company being in public hands.

SECURITIES REPURCHASES MADE BY THE COMPANY

No repurchase has been made by the Company of the Shares on the Stock Exchange in the six months prior to the Latest Practicable Date.

MARKET PRICES

The highest and lowest prices at which the Shares have been traded on the Stock Exchange in each of the twelve months up to the Latest Practicable Date were as follows:

	Shares
Month	Highest price	Lowest price
	HK$	HK$
2003
December	3.250	2.700

2004
January	3.050	2.650
February	2.950	2.625
March	2.775	2.325
April	2.550	1.650
May	2.075	1.290
June	1.500	1.280
July	1.580	1.360
August	1.970	1.410
September	1.830	1.600
October	1.720	1.460
November	1.680	1.380

APPENDIX II	DETAILS OF DIRECTORS TO BE RE-ELECTED

In accordance with the Articles of Association, the following Directors will retire from office at the AGM and, being eligible, will offer themselves for re-election:–

1.	Mr. LEE Hon Ying, John (“Mr. Lee”), aged 58, was appointed as an independent non-executive director of the Company with effect from 17 June 1997. Mr. Lee is the managing director of Cyber Networks Consultants Company in Hong Kong. He was the regional director, Asia Pacific of Northrop Grumman – Canada, Ltd. He was previously the director of network services of Digital Equipment (HK) Limited and prior to that, worked for Cable & Wireless HKT and Hong Kong Telecom. He is a chartered engineer and a member of the Institution of Electronic and Radio Engineers, United Kingdom, the Hong Kong Institution of Engineers and the Hong Kong Computer Society. He received a Master’s degree in information system from the Hong Kong Polytechnic University in 1992. In addition, he is the Territory Vice-president of the Society of St. Vincent de Paul of Asia and Oceania, which is an international charity body. He is the Chairperson of the Catholic Diocese of Hong Kong Diocesan for Hospital Pastoral Care. Mr Lee has not held any directorship in any other listed public companies in the last 3 years.

There is no service contract between the Company and Mr Lee. Pursuant to an appointment letter, the appointment of Mr Lee as an independent non-executive director of the Company is for a term of one year subject to retirement by rotation and re-election at the AGM in accordance with the Articles of Association. Mr. Lee’s remuneration as a Director is fixed at HK$115,500 per annum by reference to his duties and responsibilities within the Company.

Mr Lee has not previously held and is not holding any other position with any companies within the Group and he does not have any relationship with any director, senior management, substantial or controlling shareholder of any companies within the Group (other than his position as an independent non-executive director of the Company) and does not have any interests in Shares within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as at the Latest Practicable Date.

Save as set out above, the Board is not aware of any other matter in relation to the appointment of Mr Lee as an independent non-executive director of the Company which needs to be brought to the attention of the Shareholders.

2.	Mr. PEH Tun Lu, Jefferson (“Mr. Peh”), aged 45, was appointed as an independent non-executive director of the Company with effect from 1 September 2004. Mr. Peh is a director of Shriro Equipment Limited, a member of the Shriro Group. He is a Certified Public Accountant of the Hong Kong Institute of Certified Public Accountants and a Certified Practicing Accountant of CPA Australia. He holds a Master’s degree in business from the University of Technology, Sydney. He has over 22 years of experience in finance, accounting and management from listed and private companies in Hong Kong and Australia. Mr Peh has not held any directorship in any other listed public companies in the last 3 years.

APPENDIX II	DETAILS OF DIRECTORS TO BE RE-ELECTED

There is no service contract between the Company and Mr Peh. Pursuant to an appointment letter, the appointment of Mr Peh as an independent non-executive director of the Company is for a term of one year subject to retirement by rotation and re-election at the AGM in accordance with the Articles of Association. Mr. Peh’s remuneration as a Director is fixed at HK$115,500 per annum by reference to his duties and responsibilities within the Company.

Mr Peh has not previously held and is not holding any other position with any companies within the Group and he does not have any relationship with any director, senior management, substantial or controlling shareholder of any companies within the Group (other than his position as an independent non-executive director of the Company) and does not have any interests in Shares within the meaning of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) as at the Latest Practicable Date.

Save as set out above, the Board is not aware of any other matter in relation to the appointment of Mr Peh as an independent non-executive director of the Company which needs to be brought to the attention of the Shareholders.

NOTICE OF ANNUAL GENERAL MEETING

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

NOTICE IS HEREBY GIVEN that the 2004 Annual General Meeting of the Company will be held at Crystal Ballroom A, Holiday Inn Hong Kong – Golden Mile, 50 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 29 December 2004 at 11:00 a.m. for the following purposes:

As Ordinary Business

1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31 August 2004;

2.	To re-elect Mr Lee Hon Ying, John and Mr Peh Jefferson Tun Lu as directors;

3.	To authorise the board of directors to fix the directors’ remuneration;

4.	To appoint auditors and to authorise the directors to fix their remuneration; and

As Special Business

5.	To consider and if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:–

“THAT:–

(a)	subject to sub-paragraph (c) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all powers of the Company to allot, issue and deal with additional shares in the share capital of the Company or securities convertible into such shares or options, warrants, or similar rights to subscribe for any shares or convertible securities and to make, issue or grant offers, agreements or options which would or might require the exercise of such powers be and is hereby generally and unconditionally approved;

(b)	the approval in sub-paragraph (a) of this resolution shall authorise the directors of the Company during the Relevant Period to make, issue or grant offers, agreements or options which would or might require the exercise of such powers after the end of the Relevant Period;

NOTICE OF ANNUAL GENERAL MEETING

(c)	the aggregate nominal amount of share capital allotted or agreed conditionally or unconditionally to be allotted (whether pursuant to an option or otherwise) by the directors of the Company pursuant to the approval in sub-paragraph (a) of this resolution, otherwise than pursuant to (i) a Rights Issue (as defined below), (ii) the exercise of the rights of subscription or conversion under the terms of any securities which are convertible into shares of the Company and from time to time outstanding, (iii) any share option scheme(s) or similar arrangement for the time being adopted for the grant or issue to eligible participants of rights to acquire shares of the Company, or (iv) any shares allotted in lieu of the whole or part of a dividend on shares of the Company in accordance with the articles of association of the Company, shall not exceed 20 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of the passing of this resolution and the said approval be limited accordingly; and

(d)	for the purpose of this resolution:

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:–

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the laws of Hong Kong to be held; or

(iii)	the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.

“Rights Issue” means an offer of shares or offer or issue of warrants, options or other securities of the Company giving rights to subscribe for shares open for a period fixed by the directors of the Company to holders of shares on the register of members of the Company on a fixed record date in proportion to their then holdings of such shares (subject to such exclusions or other arrangements as the directors of the Company may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognised regulatory body or any stock exchange in, or any territory outside, Hong Kong).”

NOTICE OF ANNUAL GENERAL MEETING

6.	To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

“THAT:–

(a)	subject to sub-paragraph (b) of this resolution, the exercise by the directors of the Company during the Relevant Period (as defined below) of all the powers of the Company to purchase its own shares, subject to and in accordance with all applicable laws and regulations, articles of association of the Company and the requirements of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited as amended from time to time, be and is hereby generally and unconditionally approved;

(b)	the aggregate nominal amount of shares of the Company to be purchased by the Company pursuant to the approval in sub-paragraph (a) of this resolution above during the Relevant Period shall not exceed 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing of this resolution and the said approval shall be limited accordingly; and

(c)	for the purposes of this resolution:–

“Relevant Period” means the period from the passing of this resolution until whichever is the earliest of:–

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the articles of association of the Company or the laws of Hong Kong to be held; or

(iii)	the revocation or variation of this resolution by an ordinary resolution of the shareholders of the Company in general meeting.”

7.	To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

“THAT, subject to the passing of resolutions No.5 and 6 above, the authority granted to the directors of the Company pursuant to resolution No.5 above be and is hereby extended by the addition to the aggregate nominal amount of share capital which may be allotted or agreed conditionally or unconditionally to be allotted pursuant to such authority an amount representing the aggregate nominal amount of shares in the share capital of the Company repurchased by the Company under the authority granted pursuant to resolution No.6 above,

NOTICE OF ANNUAL GENERAL MEETING

provided that such extended amount so repurchased shall not be more than 10 per cent. of the aggregate nominal amount of the share capital of the Company in issue as at the date of passing this resolution.”

8.	To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

“THAT conditional upon the Listing Committee of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) granting listing of, and permission to deal in, the shares of HK$0.10 each in the share capital of the Company to be issued pursuant to the exercise of options which may be granted under the Refreshed Scheme Mandate Limit (as defined below), the total number of shares which may be issued upon exercise of all options to be granted under the share option scheme adopted by the Company on 23 December 2002 (the “Scheme”) and any other option schemes of the Company (excluding options previously granted under the Scheme and any other share option schemes of the Company) be and is hereby approved subject to a maximum limit equal to 10% of the total number of issued shares of the Company as at the date of the passing of this resolution (the “Refreshed Scheme Mandate Limit”); and that the directors of the Company be and are hereby unconditionally authorised to grant options to subscribe for shares up to the Refreshed Scheme Mandate Limit and to exercise all the powers of the Company to allot, issue and deal with the shares pursuant to the exercise of such options.”

9.	To consider and, if thought fit, pass with or without amendments, the following resolution as an Ordinary Resolution:

“THAT:–

(a)	the board of directors of the Company may grant an option to Mr Wong Wai Kay, Ricky under the existing share option scheme of the Company to subscribe for 8,000,000 shares of HK$0.10 each in the share capital of the Company; and

(b)	the board of directors of the Company may grant an option to Mr Cheung Chi Kin, Paul under the existing share option scheme of the Company to subscribe for 8,000,000 shares of HK$0.10 each in the share capital of the Company.”

NOTICE OF ANNUAL GENERAL MEETING

10.	To consider and, if thought fit, pass with or without amendments, the following resolution as a Special Resolution of the Company:

“THAT the articles of association of the Company be and are hereby amended by:

(a)	adding the following definition in Article 2 immediately after the definition “these Articles”:

““associates” shall have the same meaning as set forth in Rule 1.01 of the Listing Rules;”

(b)	deleting the existing definition of “clearing house” in Article 2 and replacing with the following therefor:

““clearing house” means a recognised clearing house within the meaning of Part 1 of Schedule 1 to the Securities and Futures Ordinance (Chapter 571) as modified from time to time or a clearing house recognised by the laws of the jurisdiction in which the shares of the Company are listed or quoted with the permission of the Company on a stock exchange in such jurisdiction;”

(c)	adding the following definitions in Article 2 immediately after the definition “Companies Ordinance”:

““Corporate Communication” means any document issued or to be issued by the Company to its Members for their information or action and shall have the meaning ascribed to it in the Listing Rules;”

““electronic means” means the transmission of any Corporate Communication from the Company in any form through any medium (including but not limited to electronic mail or publication on the Company’s website, or publication on the Company’s computer network or publication on the website of the Stock Exchange or the website of any stock exchange on which any securities of the Company are listed and/or permitted to be dealt in);”

(d)	adding the following definition in Article 2 immediately after the definition “the holder”:

““Listing Rules” means the Rules Governing the Listing of Securities on the Stock Exchange as amended from time to time;”

NOTICE OF ANNUAL GENERAL MEETING

(e)	adding the following definition in Article 2 immediately after the definition “register”:

““relevant financial documents” shall have the meaning ascribed to it under section 2(1) of the Companies Ordinance;”

(f)	adding the following definition in Article 2 immediately after the definition “Stock Exchange”:

““summary financial report” shall have the meaning ascribed to it under section 2(1) of the Companies Ordinance;”

(g)	deleting the words “Rules Governing the Listing of Securities on the Stock Exchange” in the first and second lines of Article 6 and substituting therefor the words “Listing Rules”;

(h)	deleting the words “without charge” at the end of Article 13 and substituting therefor the words “with a fee (if any) not exceeding the maximum amount prescribed from time to time by the Stock Exchange”;

(i)	adding the words “or is required under the Listing Rules or any other applicable law or regulations” immediately after the words “is properly demanded” in the third line of Article 71;

(j)	deleting the existing Article 77 in its entirety and substituting the following therefor:

“77.	In the case of a equality of votes at a general meeting, whether on a show of hands or on a poll, the chairman of the meeting shall, subject to Article 80A, be entitled to an additional or a casting vote.”

(k)	adding the following as Article 80A immediately after the existing Article 80:

“80A.	Where any Member is, under the Listing Rules, required to abstain from voting on any particular resolution or restricted to voting only for or only against any particular resolution, any votes cast by or on behalf of such Member in contravention of such requirement or restriction shall not be counted.”

(l)	deleting the last sentence in Article 92 and substituting it with “Any director so appointed by the Board shall hold office only until the next following annual general meeting and be eligible for re-election, but he shall not be taken into account in determining the directors or the number of directors who are to retire by rotation at such meeting.”

NOTICE OF ANNUAL GENERAL MEETING

(m)	deleting the existing Article 93 in its entirety and substituting the following therefor:

“93.	The Company may by ordinary resolution remove any director before the expiration of his period of office notwithstanding anything in these Articles or in any agreement between the Company and such director (but without prejudice to any claim which such director may have for damages for breach of any such agreement). Special notice (which shall have the meaning ascribed thereto in the Companies Ordinance) is required of a resolution to remove a director, or to appoint somebody in place of a director so removed at the meeting at which he is removed, in accordance with the Companies Ordinance. Any person so elected and appointed to fill the vacancy of a removed director shall be treated for the purpose of determining the time at which he or any other director is to retire by rotation as if he had become a director on the day on which the director in whose place he is appointed was last elected a director.”

(n)	deleting the existing Article 94(b) in its entirety and substituting the following therefor:

“(b)	there have been lodged at the office notice in writing signed by a Member (other than the person to be proposed) duly qualified to attend and vote at the meeting for which such notice is given of his intention to propose that person for election as a director and also notice in writing signed by that person of his willingness to be elected as a director. The period for lodgement of the said notices shall be at least a seven-day period commencing on a date no earlier than the day after the despatch of the said notice of the meeting and ending no later than seven days prior to the date of such meeting.”

(o)	deleting the existing Article 96 in its entirety and substituting the following therefor:

“96.	At every annual general meeting one-third of the directors or, if their number is not three or a multiple of three, then the number nearest to but not exceeding one-third shall retire from office, but, if there are fewer than three directors, they shall retire.”

(p)	deleting the existing Article 97 in its entirety and substituting the following therefor:

“97.	A director retiring at an annual general meeting pursuant to Article 96 of these Articles shall retain office until the close of such meeting.”

NOTICE OF ANNUAL GENERAL MEETING

(q)	deleting the word “shill” in the fourth line of Article 103(B) and substituting therefor the word “shall”;

(r)	adding the following as Article 103(E) immediately after the existing Article 103(D):

“(E)	An alternate director shall be responsible and liable for his own act, omission and default. An alternate director shall not be deemed to be an agent of the director who appoints him. The director who appoints the alternate director shall not be vicariously liable for any acts, including but not limited to any tort, committed by the alternate director while acting in the capacity of alternate director.”

(s)	deleting the existing Articles 108(G) to 108(J) in their entirety and substituting the following therefor:

“(G)	Save as otherwise provided in these Articles, a director shall not vote on any resolution of the directors approving any contract or arrangement or any other proposal whatsoever in which he or any of his associate(s) has any material interest. A director shall not be counted in the quorum at a meeting in relation to any resolution on which he is debarred from voting.

(H)	A director shall (in the absence of any other material interest than is indicated below) be entitled to vote (and be counted in the quorum) in respect of any resolution concerning any of the following matters, namely:–

(i)	the giving of any security or indemnity to him or his associate(s) in respect of money lent or obligations incurred or undertaken by him or any of them at the request of or for the benefit of the Company or any of its subsidiaries;

(ii)	the giving of any security or indemnity to a third party in respect of a debt or obligation of the Company or any of its subsidiaries for which he or his associate(s) has himself/themselves assumed responsibility in whole or in part and whether alone or jointly under a guarantee or indemnity or by the giving of security;

(iii)	any proposal concerning an offer of shares, debentures or other securities of or by the Company or any other company which the Company may promote or be interested in for subscription or purchase in which offer he or his associate(s) is/are or is/are to be interested as a participant in the underwriting or sub-underwriting thereof;

NOTICE OF ANNUAL GENERAL MEETING

(iv)	any proposal concerning any other company in which he or his associate(s) is/are interested only, whether directly or indirectly, as an officer, executive or shareholder or in which he or his associate(s) is/are beneficially interested in shares of that company, provided that he and any of his associate(s) are not in aggregate beneficially interested in five per cent. or more of the issued shares of any class of such company (or of any third company through which his interest or that of his associate(s) is derived) or of the voting rights;

(v)	any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries, including the adoption, modification or operation of any employees’ share scheme or any share incentive or share option scheme under which the director or his associate(s) may benefit;

(vi)	any proposal or arrangement concerning the benefit of employees of the Company or its subsidiaries, including the adoption, modification or operation of a pension fund or retirement, death or disability benefits scheme which relates both to directors (or his associate(s)) and employees of the Company or any of its subsidiaries and does not provide in respect of any director or his associate(s), as such any privilege or advantage not generally accorded to the class of persons to which such scheme or fund relates; and

(vii)	any contract or arrangement in which he or his associate(s) is/are interested in the same manner as other holders of shares or debentures or other securities of the Company by virtue only of his/their interest in shares or debentures or other securities of the Company.

(I)	A company shall be deemed to be a company in which a director and/or his associate(s) owns five per cent. or more if and so long as (but only if and so long as) he and/or his associates, (either directly or indirectly) is/are the holder(s) of or beneficially interested in five per cent. or more of any class of the equity share capital of such company or of the voting rights available to members of such company (or of any third company through which the interest of the director or that of his associate(s) is derived) or of the voting rights of any class of shares available to members of such company. For the purpose of this Article there shall be disregarded any shares held by a director or any of his associate(s) as bare or custodian trustee and in which he or his associate(s) has/have no beneficial interest, any shares comprised in a trust in which the interest of the director or his associate(s) is/are in reversion or remainder if and so long as some other person is

NOTICE OF ANNUAL GENERAL MEETING

entitled to receive the income thereof, and any shares comprised in an authorised unit trust scheme in which the director or any of his associate(s) is/are interested only as a unit holder and shares which carry no voting right at general meetings and very restrictive dividend and return of capital right.

(J)	Where a company in which a director and/or his associate(s) hold(s) five per cent. or more is materially interested in a transaction, then that director and/or his associate(s) shall also be deemed materially interested in such transaction.

(K)	If any question shall arise at any meeting of the Board as to the materiality of the interests of a director (other than the chairman of the meeting) or his associate(s) or as to the entitlement of any director (other than the chairman of the meeting) to vote or be counted in the quorum and the question is not resolved by his voluntarily agreeing to abstain from voting or not to be counted in the quorum, the question shall be referred to the chairman of the meeting and his ruling in relation to such director and his associates shall be conclusive except in a case where the nature or extent of the interests of such director and his associates (so far as they are known to such director) have not been fairly disclosed to the Board. If any question shall arise in respect of the chairman of the meeting, the question shall be decided by a resolution of the Board (for which purpose the chairman shall be counted in the quorum but shall not vote on the matter) and the resolution shall be conclusive except in a case where the nature or extent of the interests of the chairman and his associates (so far as they are known to the chairman) have not been fairly disclosed to the Board.”

(t)	renumbering the existing Articles 108(K), 108(L) and 108(M) as Articles 108(L), 108(M) and 108(N) respectively;

(u)	deleting the word “property” in the third line of Article 128 and substituting therefor the word “properly”;

(v)	deleting the word “property” in the fifth line of Article 129 and substituting therefor the word “properly”;

(w)	deleting the existing Article 148 in its entirety and substituting the following therefor:

“148(A)	The directors shall from time to time in accordance with the provisions of the Companies Ordinance cause to be prepared and laid before the Company at every annual general meeting the relevant financial documents and such other reports and accounts as may be required by law.

NOTICE OF ANNUAL GENERAL MEETING

(B)	Subject to paragraph (C) of this Article, the Company shall, in accordance with the Listing Rules and any other applicable law or regulations, deliver, at least twenty one days before the date of the annual general meeting and at the same time as the notice of an annual general meeting, the relevant financial documents or the summary financial report in printed form and/or using electronic means to every Member, every holder of debentures of the Company and every other person entitled to receive notices of general meetings of the Company, provided that the Company shall not be required to deliver such documents whether in printed form or by electronic means to any person whose address the Company is not aware or to more than one of the joint holders of any shares or debentures. Any such documents to be sent in printed form shall be sent by post to the registered addresses of those entitled to receive them as set out above.

(C)	Where an entitled person, in accordance with the Listing Rules and any applicable law or regulations has consented to the publication of the relevant financial documents or the summary financial report using electronic means instead of in printed form, and/or has consented to receiving the summary financial report instead of the relevant financial documents, as discharging the Company’s obligations under the Listing Rules and any other applicable law or regulations to send a copy of such relevant financial documents to such entitled person, then the publication of such relevant financial documents or the summary financial report using electronic means and/or the receipt of the summary financial report by such entitled person at least twenty one days before the date of the relevant general meeting, in each case in accordance with the Listing Rules and any applicable law or regulations, shall in relation to such entitled person be deemed to discharge the Company’s obligations under paragraph (B) of this Article.”

(x)	deleting the existing Article 150 in its entirety and substituting the following therefor:

“150.	Any notice or document including any Corporate Communication to be given or issued by the Company may be served on or delivered to the recipient:

(a)	personally;

(b)	by sending it through the post in a prepaid envelope or wrapper addressed to such recipient at his registered address;

NOTICE OF ANNUAL GENERAL MEETING

(c)	by advertisement in English in at least one English language newspaper and in Chinese in at least one Chinese language newspaper, and for such period as the Board shall think fit to the extent permitted by, and in accordance with the Listing Rules and any other applicable law or regulations;

(d)	by sending or transmitting it by electronic means in accordance with the Listing Rules and any other applicable law or regulations to such recipient at such telex or facsimile transmission number or electronic number or electronic address or computer network or website provided by him to the Company for the giving of notice or document provided that the Company has obtained his prior express positive confirmation in writing to receive such notice or document by electronic means;

(e)	by publishing it on the Company’s computer network to the extent permitted by, and in accordance with the Listing Rules and any other applicable law or regulations and notifying such recipient by any of the means set out in paragraphs (a), (b), (c), (d) and (f) of this Article that such notice or document is so available; or

(f)	by sending or otherwise making available to such recipient through such means to the extent permitted by, and in accordance with, the Listing Rules and any other applicable law or regulations.”

(y)	deleting the existing Article 153 in its entirety and substituting the following therefor:

“153.	Any notice or document including any Corporate Communication given or issued by the Company:

(a)	if served or delivered in person, shall be deemed to have been served or delivered at the time of personal service or delivery, and in proving such service or delivery, a certificate in writing signed by the secretary (or such other person appointed by the Board) that the notice or document was so served or delivered shall be conclusive evidence thereof;

(b)	if served or delivered by post, shall be deemed to have been served or delivered on the day following that on which the envelope or wrapper containing the same is put into a post office, and in proving such service or delivery, it shall be sufficient to prove that the envelope or wrapper containing the notice or document was properly prepaid, addressed

NOTICE OF ANNUAL GENERAL MEETING

and put into such post office. A certificate in writing signed by the secretary (or such other person appointed by the Board) that the envelope or wrapper containing the notice or other document was so prepaid, addressed and put into such post office shall be conclusive evidence thereof;

(c)	if served by advertisement in newspaper in accordance with Article 150(c), shall be deemed to have been served on the day on which such notice or document was so published; and

(d)	if sent or transmitted by electronic means in accordance with Article 150(d) or through such means in accordance with Article 150(f), shall be deemed to have been served or delivered at the time of the relevant despatch or transmission. A notice or document published in the Company’s computer network in accordance with Article 150(e) shall be deemed to have been served or delivered on the following day immediately after the recipient has been notified of such publication. In proving such service or delivery, a certificate in writing signed by the secretary (or such other person appointed by the Board) as to the fact and time of such service, delivery, despatch, transmission or publication shall be conclusive evidence provided that, in the case of any transmission by electronic means, no notification was received by the sender that such notice or document so transmitted has not reached its recipient, but further provided that any failure in transmission beyond the sender’s control shall not invalidate the effectiveness of the notice or document so served.”

153A.	Subject to the Listing Rules and any other applicable law or regulations, any notice or document (including, without limitation, any Corporate Communication) may be given by the Company in the English language only, in the Chinese language only or in both. Where a person has in accordance with the Listing Rules and any other applicable law or regulations consented to receive notices and documents (including, without limitation, any Corporate Communication) from the Company in the English language only or the Chinese language only but not both, it shall be sufficient for the Company to serve on or deliver to him any such notice or document in such language only unless and until there is a notice of revocation or amendment of such consent given or deemed to have been given by such person to the Company in accordance with the Listing Rules and any other applicable law or regulations.”

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and THAT any Director of the Company be and is hereby authorised to take such further action as he/she may, in his/her sole and absolute discretion, think fit for and on behalf of the Company to implement the aforesaid amendments to the existing articles of association of the Company.”

By Order of the Board
Eva Leung
Company Secretary

Hong Kong, 6 December 2004

Notes:

1.	Every member entitled to attend and vote at the meeting convened by the above notice is entitled to appoint another person as his proxy to attend and vote instead of him. A proxy need not be a member of the Company.

2.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

3.	In order to be valid, the form of proxy duly completed and signed in accordance with the instructions printed thereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

(Incorporated in Hong Kong with limited liability under the Companies Ordinance)

(Stock code: 1137)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

(or any adjournment thereof)

I/We (Note 1) _________________________________________________________________________________

of _________________________________________________________________________________________

being the registered holder(s) of (Note 2)_______________________________________________________________ shares (the “Shares”) of HK$0.10 each in the share capital of City Telecom (H.K.) Limited (the “Company”), HEREBY APPOINT THE CHAIRMAN OF THE MEETING or (Note 3) _____________________________________________________________

of __________________________________________________________________________________________ as my/our proxy to attend and act for me/us and on my/our behalf at the annual general meeting (the “Meeting”) of the Company to be held at Crystal Ballroom A, Holiday Inn Hong Kong – Golden Mile, 50 Nathan Road, Tsimshatsui, Kowloon, Hong Kong on 29 December 2004 at 11:00 a.m (or at any adjournment thereof) for the purpose of considering and, if thought fit, passing the ordinary resolutions and the special resolution as set out in the notice convening the Meeting and at the Meeting (or at any adjournment thereof) to vote for me/us and in my/our name(s) in respect of such resolutions as hereunder indicated (Note 4):–

RESOLUTION		FOR (Note 4)	AGAINST (Note 4)
1.	To receive and adopt the audited consolidated financial statements and the reports of the directors and auditors of the Company for the year ended 31 August 2004.

2.	To re-elect the directors of the Company:

(a) Mr Lee Hon Ying, John

(b) Mr Peh Jefferson Tun Lu

3.	To authorise the board of directors to fix the directors’ remuneration.

4.	To appoint the auditors and to authorise the board of directors to fix their remuneration.

5.	To grant a general mandate to the directors to issue shares of the Company.

6.	To grant a general mandate to the directors to repurchase shares of the Company.

7.	To extend the general mandate to issue securities in resolution no.5 by the amount of shares repurchased under the general mandate to repurchase shares in resolution no.6.

8.	To authorise the board of directors to grant options under the existing share option scheme and any other option schemes of the Company to the extent that the shares in the Company issuable upon the full exercise of all such options to be granted shall not be more than 10% of the issued share capital of the Company as at the date of this resolution.

9.	To authorise the board of directors to grant an option to subscribe for 8,000,000 shares of the Company under the existing share option scheme to each of:

(a) Mr Wong Wai Kay, Ricky

(b) Mr Cheung Chi Kin, Paul

10.	To amend the articles of association of the Company.

Date	Signature (Note 5)

Notes:

1.	Full name(s) and address(es) must be inserted in BLOCK CAPITALS. The names of all joint registered holders should be stated.

2.	Please insert the number of Shares registered in your name(s) to which this proxy relates. If no number is inserted, this form of proxy will be deemed to relate to all Shares registered in your name(s).

3.	If any proxy other than the Chairman of the Meeting is preferred, strike out “HEREBY APPOINT THE CHAIRMAN OF THE MEETING or” and insert the name and address of the proxy desired in the space provided. ANY ALTERATION MADE TO THIS FORM OF PROXY MUST BE INITIALLED BY THE PERSON WHO SIGNS IT. If no name is inserted, the Chairman of the Meeting will, subject to the limitation as hereinafter mentioned, act as your proxy. Under the articles of association of the Company, a resolution (other than resolution No.9 which must be decided by votes taken on a poll in accordance with the articles of association of the Company) put to the meeting shall be decided in the first instance on a show of hands unless a poll is properly demanded, and on a show of hands, every member present in person or being a corporation by a duly authorised representative shall have one vote.

4.	IMPORTANT: If you wish to vote for a resolution, tick in the box marked “For”. If you wish to vote against a resolution, tick in the box marked “Against”. If no direction is given, your proxy may vote or abstain as he/she thinks fit. Your proxy will also be entitled to vote at his/her discretion on any resolution properly put to the Meeting other than those referred to in the notice convening the Meeting.

5.	This form of proxy must be signed by you or your attorney duly authorised in writing or, in the case of a corporation, must be either under its common seal or under the hand of an officer, attorney or other person duly authorised to sign the same.

6.	In order to be valid, this form of proxy duly completed and signed in accordance with the instructions printed hereon together with the power of attorney or other authority, if any, under which it is signed or a notarially certified copy thereof must be delivered to the Company’s Share Registrar, Computershare Hong Kong Investor Services Limited at Rooms 1712-1716, 17th Floor, Hopewell Centre, 183 Queen’s Road East, Hong Kong, not less than 48 hours before the time appointed for the holding of the meeting or any adjournment thereof.

7.	Where there are joint registered holders of any shares of the Company, any one of such persons may vote at the meeting, either personally or by proxy, in respect of such shares as if he were solely entitled thereto; but if more than one of such joint persons be present at the meeting personally or by proxy, then one of the said persons so present whose name stands first on the register of members in respect of such shares of the Company shall alone be entitled to vote in respect thereof.

8.	The proxy need not be a member of the Company but must attend the Meeting in person to represent you.

9.	Completion and return of this form will not preclude you from attending and voting at the Meeting if you so wish. If you attend and vote at the Meeting, the authority of your proxy will be revoked.